Report to:

CUSAC GOLD MINES LTD.

Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Document No. 0753250100-REP-R0001-02

Report to:

CUSAC GOLD MINES LTD.

JUNE 2007

Prepared by	Kevin Palmer, P.Geo.	Date	June 11, 2007
Prepared by	Andre de Ruijter, P.Eng.	Date	June 11, 2007
Reviewed by	Gilles Arseneau, Ph.D., P.Geo.	Date	June 11, 2007
Authorized by	Peter Wells, A.Sc.T., B.Comm.	Date	June 11, 2007

WARDROP

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

R E V I S I O N H I S T O R Y

REV.	ISSUE DATE	PREPARED BY	REVIEWED BY	APPROVED BY	DESCRIPTION OF REVISION
NO		AND DATE	AND DATE	AND DATE
00	May 4, 2007	Andre de Ruijter,	Gilles Arseneau	Peter Wells	First draft issue to client.
		Kevin Palmer	May 4, 2007	May 4, 2007
May 4, 2007
01	May 15, 2007	Andre de Ruijter,	Gilles Arseneau	Peter Wells	Final issue to client with updated claim map.
		Kevin Palmer	May 15, 2007	May 15, 2007
May 15, 2007
02	June 11, 2007	Andre de Ruijter,	Gilles Arseneau	Peter Wells	Final issue to client with updated property name.
		Kevin Palmer	June 11, 2007	June 11, 2007
June 11, 2007

0753250100-REP-R0001-02

T A B L E O F C O N T E N T S

1.0	SUMMARY		1

2.0	INTRODUCTION AND TERMS OF REFERENCE		4

3.0	RELIANCE ON OTHER EXPERTS		6

4.0	PROPERTY DESCRIPTION AND LOCATION		7

	4.1	PROPERTY LOCATION	7
	4.2	PROPERTY DESCRIPTION	7

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		12

	5.1	TOPOGRAPHY, ELEVATION, AND VEGETATION	12
	5.2	ACCESSIBILITY AND INFRASTRUCTURE	12

6.0	HISTORY		14

	6.1	1874 TO 1980	14
	6.2	1980 TO PRESENT	15
	6.3	HISTORIC ESTIMATES	16

7.0	GEOLOGICAL SETTING		18

8.0	DEPOSIT TYPE		21

9.0	MINERALIZATION		22

10.0	EXPLORATION		24

	10.1	GROUND MAGNETIC SURVEYS	25
	10.2	SOIL GEOCHEMISTRY	25
	10.3	TRENCHING	25

11.0	DRILLING		27

	11.1	1988 TO 1994	27
	11.2	1995 – CYPRUS CANADA PROGRAM	28
	11.3	1996 AND 1997	29
	11.4	2003	30

12.0	SAMPLING METHOD AND APPROACH		31

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		33

14.0	DATA VERIFICATION		35

	14.1	HISTORIC VERIFICATION	35

Cusac Gold Mines Ltd.	i	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

	14.2	WARDROP VERIFICATION		36
		14.2.1	GENERAL VALIDATION	36
		14.2.2	COLLAR POSITIONS	36
		14.2.3	ASSAYS	37
		14.2.4	DOWNHOLE SURVEYS	38
		14.2.5	DRILL HOLE REVIEW	38

15.0	ADJACENT PROPERTIES			39

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			40

	16.1	REVIEW OF METALLURGICAL DATA – INTRODUCTION		40
	16.2	PLANT DATA		40
	16.3	METALLURGICAL TEST PROGRAMS		41
		16.3.1	WESTCOAST MINERAL TESTING, 1987	41
		16.3.2	WESTCOAST MINERAL TESTING, 1994	42
		16.3.3	BEATTIE CONSULTING, 1995	43
		16.3.4	HAZEN RESEARCH, 1996	44
	16.4	REVIEW OF METALLURGICAL RESULTS		48
	16.5	SILVER RECOVERY		50
	16.6	CONCLUSIONS		51

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			53

	17.1	INTRODUCTION		53
	17.2	DATA		53
		17.2.1	DATABASE	53
		17.2.2	BULK DENSITY AND RECOVERIES	54
		17.2.3	CHANGE OF SUPPORT	54
	17.3	GEOLOGICAL INTERPRETATION		54
	17.4	EXPLORATORY DATA ANALYSIS		55
		17.4.1	ASSAYS	55
		17.4.2	COMPOSITES	55
		17.4.3	CAPPING	55
	17.5	SPATIAL ANALYSIS		56
	17.6	BLOCK MODEL		58
		17.6.1	BLOCK SIZE	58
		17.6.2	INTERPOLATION PLAN	58
		17.6.3	MINERAL RESOURCE CLASSIFICATION	59
		17.6.4	MINERAL RESOURCE TABULATION	59
	17.7	MODEL VALIDATION		60
		17.7.1	VISUAL VALIDATION	60
		17.7.2	GLOBAL COMPARISONS	60
		17.7.3	SWATH PLOTS	61

18.0	OTHER RELEVANT DATA AND INFORMATION			62

	18.1	ENVIRONMENTAL CONSIDERATIONS		62

19.0	CONCLUSIONS			63

20.0	RECOMMENDATIONS			65

Cusac Gold Mines Ltd.	ii	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

21.0	CERTIFICATES OF QUALIFIED PERSONS		68

	21.1	CERTIFICATE FOR KEVIN J. PALMER	68
	21.2	CERTIFICATE FOR MARINUS ANDRE DE RUIJTER	69

22.0	REFERENCES		70

	22.1	WEBSITES	71

LIST OF APPENDICES

APPENDIX A	RAW BASIC STATISTICS BY AREA

APPENDIX B	GRADE INTERPOLATION PLANS BY AREA

APPENDIX C	SWATH PLOTS BY AREA

APPENDIX D	METALLURGICAL RECOMMENDATIONS

Cusac Gold Mines Ltd.	iii	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

L I S T O F T A B L E S

Table 1.1	Taurus Mineral Resources by Area at 0.5 g/t Cutoff	2
Table 4.1	Bonanza[1] and Cusac Claims on Cassiar Gold Property	9
Table 11.1	Drillhole Summary by Year	27
Table 14.1	Comparison of Database Collar Position and GPS Readings	37
Table 14.2	Summary of Samples Checked by Year	38
Table 16.1	Taurus Concentrator Plant Results	41
Table 16.2	Test Results – Westcoast Mineral Testing, 1987	42
Table 16.3	Test Results – Westcoast Mineral Testing, 1994	42
Table 16.4	Flotation & Flotation Concentrate Leaching Test Results – Hazen, 1996	44
Table 16.5	Cyanidation Leach Bottle-Roll Test Results – Hazen Research, 1996	45
Table 16.6	Cyanidation Test Results – Hazen Research, 1996	45
Table 16.7	Diagnostic Leach Test Results – Hazen Research, 1996	47
Table 16.8	ICP Analyses of Selected Elements – Hazen Research, 1996	48
Table 16.9	Metallurgical Results	50
Table 16.10	Summary of Silver Extraction Results – Hazen Research, 1996	50
Table 17.1	Taurus Raw Statistics by Area	55
Table 17.2	Grade Capping Levels	56
Table 17.3	Indicator Variography	57
Table 17.4	Higher Grade Variography	57
Table 17.5	Low Grade Variography	58
Table 17.6	Inferred Resources at Increasing Cutoffs from 0.50 to 2.00 g/t Au	60
Table 17.7	Block Model Validation	61
Table 17.8	Taurus West Swath Plot in Y Direction	61
Table 19.1	Summary of Inferred Mineral Resource Estimate at 0.50 g/t Au Cutoff	63
Table 20.1	2007 Phase I Taurus Deposit Exploration – May 1st to August 31st	67

L I S T O F F I G U R E S

Figure 2.1	Property Location Map	5
Figure 4.1	Mineral Claim Status	8
Figure 7.1	Regional Geology	20
Figure 9.1	Location of Mineral Areas of Taurus Deposit	23

Cusac Gold Mines Ltd.	iv	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 . 0 S U M M A R Y

This report presents the findings of the resource estimate and metallurgical review carried out by Wardrop Engineering Incorporated for the Taurus Deposit, located near the reclaimed site where the Town of Cassiar was located in northwestern British Columbia. This report has been prepared for the owner of the property, Cusac Gold Mines Ltd (Cusac). This report will also be used to support any required filing with Canadian regulatory authorities. This report was previously issued to American Bonanza Corporation (American Bonanza) the former owner of a portion of the Taurus Deposit.

The Taurus Deposit sits on the Cassiar Gold Property which covers approximately 17,500 hectares located in the Liard Mining Division, north-central British Columbia, approximately 8 kilometres east of the former town site of Cassiar, B.C., 117 kilometres north of Dease Lake, B.C., and 141 kilometres south of Watson Lake, Yukon Territory. The Cassiar Gold Property consists of 93 claims, 46 of which have been optioned from American Bonanza and 47 of which are held by Cusac. The claims are all in good standing. Ten of the claims (namely Mack 1-4, Hopefull 1-4, Hillside, and Highgrade) are subject to a 2.5% NSR, payable to Sable Resources Ltd.

Orequest completed a technical report on the area in early 2005 (Cavey et al, 2005) and Wardrop prepared a report on a portion of the Taurus Deposit for American Bonanza in 2006. The summary on geology, mineralization development, and operations has been extracted from these reports.

The Cassiar area was first explored by placer miners in 1874, nearly 25 years before the Klondike gold rush. Gold-quartz veins were discovered in Troutline Creek in 1934, leading to the discovery of many more veins that lead to the establishment of several small gold mining operations.

The Cassiar Gold Property and surrounding area are underlain by an upright sequence of Division II of the Sylverter Group comprised of massive to pillowed to rarely amygdaloidal, medium grey-green basaltic flows, chert and argillite, occasional ultramafic flows or sills, and mafic and lamprophyre dykes.

The two types of gold mineralization present in the Taurus Deposit are predominantly hosted in altered basalt. The first (designated T4) consists of pyritic quartz veins, which are best developed at the Taurus Mine and 88 Hill Areas in three main structural trends described in the Geology section of this report. At the Taurus Mine, most of the ore came from five veins. Four of these veins had a nearly east west strike while Vein 5 had a strike of about 50 degrees. The second type of mineralization (designated T3), termed disseminated pyritic or pyrite-carbonate mineralization, is characterized by 10-40% fine-grained pyrite, commonly banded and lacking significant quartz veining. The banded appearance is actually a shear fabric with basalt altered to sericite/muscovite + dolomite +/-leucoxene +/- quartz. Unmineralized quartz + carbonate veinlets are common, as are irregular hairline, locally graphitic fracturing.

Cusac Gold Mines Ltd.	1	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Wardrop carried out a resource estimate, which included the seven known zones forming the Taurus Deposit (Sable, 88 Hill, 88 West, Highway, Taurus West, Taurus Mine and Plaza). The work also included a metallurgical review of the historical testwork conducted to date.

Verification of the database, carried out by Wardrop, indicates that the database is of a quality that meets industry standards for post-1994 drill holes. These drill holes make up the larger portion of the database. The sampling of the pre-1995 drill holes concentrated on the higher-grade intersections. The database contains a total of 370 drill holes. Site reviews indicated that portions of the core that are logged as either T4 or T2 mineralization contain significant amounts of T3 mineralization. Also, the abbreviations used for the rock codes differ in these earlier drill holes.

Documentation made available to the authors indicates that the sampling procedures for the 1995 drill holes onwards meet industry standards. It is not possible to comment on the earlier drill holes, as no documentation was available for the pre-1994 drill holes.

The resource estimate is based on drill hole data from the property. Trends of mineralization were established using categorical indicator techniques. A bulk density of 2.7 tonnes per cubic metre (t/m3) was used for determining tonnage.

During the resource estimate unsampled intersections have been set to zero grade. This is likely to result in a conservative estimate, particularly in areas comprised predominantly of pre-1995 drilling.

At a cutoff grade of 0.50 grams per tonne (g/t) Au, there is an Inferred Mineral Resource of 32.4 million tonnes at an average Au grade of 1.0 g/t, which equates to a metal content of 1,040,886 troy ounces of Au. Table 1.1 summarizes the mineral resource for the property by area at a 0.5 g/t Au cutoff.

Due to the uncertainty of Inferred Mineral Resources it cannot be assumed that all, or any part of this resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. To justify upgrading of the mineral resource demonstrated economic viability is required.

Table 1.1 Taurus Mineral Resources by Area at 0.5 g/t Cutoff

Zone Name	Tonnes (000’s)	Average Grade (g/t Au)	Contained Ounces of Gold
Sable	1,350	1.32	57,339
88 Hill	8,505	1.15	315,797
88 West	13,102	0.87	366,930
Highway	2,456	0.98	77,276
Taurus West	3,709	1.02	121,056
Taurus	2,348	0.99	74,489
Plaza	917	0.95	27,999
Total	32,386	1.00	1,040,886

Further metallurgical testwork is recommended and this would include drilling a total of six holes in Taurus Mine, Sable, and Plaza areas to ensure that the tests are carried out on unoxidized samples. Additional bulk density determinations may be required.

Cusac Gold Mines Ltd.	2	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

A program of re-logging and re-sampling to establish a consistent application of lithological descriptions, definition of the mineralization styles, and sampling of the lower grade portion of the pre-1995 drill holes, as well as the completion of fourteen infill drill holes in 88 Hill West area and five step-out exploration holes, would increase the confidence and continuity in the grade model. The re-sampling of the earlier drill holes would serve to verify this data.

A geological interpretation based on a compilation of old reports, re-logging, and the re-sampling should then be carried out. The interpretation should define the high–grade veins as well as the low-grade mineralized envelopes. In addition bulk densities and drill recoveries would be inserted into the database. The proposed 2007 field budget to carry out the recommendations is estimated at $1,000,000.

Cusac Gold Mines Ltd.	3	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

2 . 0 I N T R O D U C T I O N A N D T E R M S O F R E F E R E N C E

Cusac Gold Mines Ltd. retained Wardrop Engineering Inc. (Wardrop) to prepare a National Instrument 43-101 (NI 43-101) report covering the Taurus Deposit, located near the reclaimed town site of Cassiar in northwestern British Columbia (Figure 2.1) . The deposit is contained within Cusac’s 100% owned Cassiar Gold Property but straddles mineral claims that are owned by American Bonanza Corporation. The American Bonanza Corporation claims are subject to an option agreement signed June 7, 2007 under which Cusac can earn a 100% interest in the American Bonanza claims.

All the areas of the property were examined and evaluated including the original underground operations and the extensive low-grade zones. The work entailed a verification and review of relevant historic data, resource estimation and a metallurgical assessment. The resource estimate has been carried out to CIM standards. Further data verification, geological modelling and bulk density determinations are required should a pre-feasibility study be carried out on the project

The reports entitled “Technical Report on the Taurus Project, Laird Mining District, British Columbia for International Taurus Resources Inc., American Bonanza Gold Mining Inc., Fairstar Exploration Inc. and 0710887 BC Ltd “ by G. Cavey et al (2005), “Report on Exploration Activities on the Taurus Property” by C. J. Wild (2003) and “Technical Report on the Taurus Project, Laird Mining District, Resource Estimate and Metallurgical Review for American Bonanza Gold Mining Inc.” by Palmer and de Rujter (2006) have been used as the primary reference sources.

Critical information has been verified with the original documents including assay certificates and drills logs, where possible. No limitations were imposed on Wardrop during the preparation of this report.

Kevin Palmer P. Geo., who is independent of Cusac, visited the project site for Wardrop on March 23 and 26 2007. During the site visit drill core was reviewed and pad locations were verified. Because of the deep snow conditions it was not possible to verify actual collar positions.

This report has been prepared by Wardrop in the format set out in NI 43-101 and will be used to support any required filing with Canadian regulatory authorities.

All references to currency in this report are in Canadian dollars. All units in this report are metric unless otherwise stated.

Cusac Gold Mines Ltd.	4	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Figure 2.1 Property Location Map

Cassiar Gold Property
N
YUKON
BRITISH COLUMBIA
CASSIAR
Liard
River
Fort
Nelson
River
ALBERTA
BRITISH COLUMBIA
BRITISH COLUMBIA
U.S.A.
Peace
River
PRINCE
RUPERT
River
Skeena
PRINCE
GEORGE
Fraser
River
WILLIAMS LAKE
River
Thompson
KAMLOOPS
KELOWNA
TRAIL
BRITISH COLUMBIA
U.S.A.
VANCOUVER
VICTORIA
Pacific
Ocean
SCALE:
0
100
200
300
400
500 km

Cusac Gold Mines Ltd.	5	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

3 . 0 R E L I A N C E O N O T H E R E X P E R T S

Wardrop has followed standard professional procedures in preparing the contents of this resource estimate and metallurgical review report. Data used in this report has been verified where possible and Wardrop has no reason to believe that the data was not collected in a professional manner. Wardrop has relied upon the outline of claim boundaries used in the technical report as provided by Cusac.

Cusac Gold Mines Ltd.	6	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

4 . 0 P R O P E R T Y D E S C R I P T I O N A N D L O C A T I O N

4 . 1 P R O P E R T Y L O C A T I O N

The Cassiar Gold Property is located within the Liard Mining Division, in north-central British Columbia. The property, which covers approximately 17,500 hectares, is 8 kilometres east of the former town site of Cassiar, B.C., 117 kilometres north of Dease Lake, B.C., and 141 kilometres south of Watson Lake, Yukon Territory (Figure 4.1) . The mineral claims covering the Taurus Deposit are situated on NTS mapsheet 104P05E and BCGS mapsheet 104P022, at 59°16’28” latitude and 129°41’22” longitude, and UTM coordinates 6570815mN and 460706mE (UTM Zone 09 – NAD 83) (Figure 4.1) .

4 . 2 P R O P E R T Y D E S C R I P T I O N

The property consists of a total of 93 claims, 46 of which have been optioned from American Bonanza and 47 of which are held by Cusac as listed in (Table 4.1) . All of the claims are in good standing. Ten of the claims namely Mack 1-4, Hopeful 1-4, Hillside and Highgrade are subject to a 2.5% Net Smelter Return Royalty (NSR) payable to Sable Resources Ltd.

On June 7, 2007, Cusac signed an option agreement with American Bonanza Gold Corp. to acquire 100% of the American Bonanza portion of the Taurus Deposit. The agreement calls “for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval, $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval, an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production on the Property and the date the Property is placed into commercial production, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24-month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production. In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement in principle calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.”

Cusac Gold Mines Ltd.	7	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Figure 4.1 Mineral Claim Status

Hwy 37N
to Watson Lake
Hwy 37N
to Dease Lake
0
5 km
Cusac Gold Mines Ltd.
Land Tenure 2007
Cusac Gold Mines Ltd
American Bonanza Gold Corp.
Claims Optioned to Cusac
Others

Cusac Gold Mines Ltd.	8	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 4.1	Bonanza[1] and Cusac Claims on Cassiar Gold Property

Tenure #	Claim Name	Good To Date	Area (ha)	Owner
221785	HANNA 9	2007/sep/11	225	American Bonanza
221900	PORTAL 2	2007/sep/11	225	American Bonanza
221901	PORTAL 1	2007/sep/11	375	American Bonanza
222080	MM 1 FR.	2007/sep/11	25	American Bonanza
226142	MACK #1	2007/sep/11	25	American Bonanza
226143	MACK #2	2007/sep/11	25	American Bonanza
226144	MACK #3	2007/sep/11	25	American Bonanza
226145	MACK #4	2007/sep/11	25	American Bonanza
226146	HOPEFULL #1	2007/sep/11	25	American Bonanza
226147	HOPEFULL #2	2007/sep/11	25	American Bonanza
226148	HOPEFULL #3	2007/sep/11	25	American Bonanza
226149	HOPEFULL #4	2007/sep/11	25	American Bonanza
226150	HILLSIDE	2007/sep/11	25	American Bonanza
226151	HIGHGRADE	2007/sep/11	25	American Bonanza
226207	THRUSH	2007/sep/11	25	American Bonanza
226208	COPCO #1	2007/sep/11	25	American Bonanza
226209	COPCO #2	2007/sep/11	25	American Bonanza
226210	COPCO #3	2007/sep/11	25	American Bonanza
226211	COPCO #4	2007/sep/11	25	American Bonanza
226212	COPCO #5	2007/sep/11	25	American Bonanza
226213	COPCO #6	2007/sep/11	25	American Bonanza
227201	ROY 1	2007/sep/11	25	American Bonanza
227202	ROY 2	2007/sep/11	25	American Bonanza
227203	ROY 3	2007/sep/11	25	American Bonanza
227204	ROY 4	2007/sep/11	25	American Bonanza
227536	TOD #7	2007/sep/11	25	American Bonanza
227537	TOD #8	2007/sep/11	25	American Bonanza
227694	ATLAS #1	2007/sep/11	25	American Bonanza
227695	ATLAS #2	2007/sep/11	25	American Bonanza
227696	ATLAS #3	2007/sep/11	25	American Bonanza
227697	ATLAS #4	2007/sep/11	25	American Bonanza
227698	ATLAS #5	2007/sep/11	25	American Bonanza
227699	ATLAS #6	2007/sep/11	25	American Bonanza
227700	ATLAS #7	2007/sep/11	25	American Bonanza
227701	ATLAS #8	2007/sep/11	25	American Bonanza
227702	ATLAS #9	2007/sep/11	25	American Bonanza
227703	ATLAS #10	2007/sep/11	25	American Bonanza
227704	ATLAS #11	2007/sep/11	25	American Bonanza
227705	ATLAS #12 FRACTIONAL	2007/sep/11	25	American Bonanza
227708	DOR #1	2007/sep/11	25	American Bonanza
331105	MISS DAISY 1	2007/sep/11	25	American Bonanza
331106	MISS DAISY 2	2007/sep/11	25	American Bonanza
331167	BES 1	2007/sep/11	25	American Bonanza
331168	BES 2	2007/sep/11	25	American Bonanza
332630	TOR 2	2007/sep/11	450	American Bonanza
395270	FIREWEED	2007/sep/11	25	American Bonanza
221632	SUN	2008/jun/30	200	Cusac
221633	UP	2008/jun /30	125	Cusac
226156	RED HILL NO.5	2008/jun/30	25	Cusac
226157	RED HILL NO.6	2008/jun/30	25	Cusac
226193	JENNIE EXTENSION #4	2008/jun/30	25	Cusac
226194	JENNIE EXTENSION #1	2008/jun/30	25	Cusac
226195	JENNIE EXTENSION #2	2008/jun/30	25	Cusac

(con’t…)

Cusac Gold Mines Ltd.	9	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Tenure #	Claim Name	Good To Date	Area (ha)	Owner
226196	JENNIE EXTENSION #3	2008/jun/30	25	Cusac
387811	WILDCAT 2	2008/jun/30	25	Cusac
392766	WILDCAT 1	2008/jun/30	25	Cusac
394659	WING GOLD 1	2013/jun/28	25	Cusac
394660	WING GOLD 2	2013/jun/28	25	Cusac
394661	WING GOLD 3	2013/jun/28	25	Cusac
510750		2008/jun/30	1009.488	Cusac
510751		2008/jun/30	132.307	Cusac
510766		2008/jun/30	744.168	Cusac
510768	OLE' 1-9	2008/jun/30	148.809	Cusac
511229		2009/jun/30	496.455	Cusac
511346		2009/jun/30	430.592	Cusac
511352	REDER 1-10	2008/jun/30	165.554	Cusac
511359		2008/jun/30	777.5	Cusac
511365		2008/jun/30	1407.703	Cusac
511368	GRAB 1-2	2008/jun/30	33.099	Cusac
511371		2008/jun/30	265.058	Cusac
511380		2008/jun/29	1226.938	Cusac
511385		2008/jun/30	1243.581	Cusac
511387	TRACKER 1-20	2008/jun/30	364.825	Cusac
511394	EASTER 1-25	2008/jun/30	414.343	Cusac
514057		2008/jun/30	995.131	Cusac
514088		2008/jun/30	912.74	Cusac
514497		2008/jun/30	911.936	Cusac
514508		2008/jun/30	149.144	Cusac
514509		2008/jun/30	49.721	Cusac
514937		2008/jun/30	446.963	Cusac
514939		2008/jun/30	496.921	Cusac
514943		2008/jun/30	381.104	Cusac
514944		2008/jun/30	579.687	Cusac
514945		2008/jun/30	264.917	Cusac
517020	NC3	2008/jun/30	16.54	Cusac
517048	AUREX	2008/jun/30	33.084	Cusac
517063	ARGOLD	2008/jun/30	33.099	Cusac
517075	OLEW	2008/jun/30	16.536	Cusac
517092	OLEE	2008/jun/30	99.218	Cusac
517109	WATT	2008/jun/30	33.119	Cusac
517124	AMP	2008/jun/30	33.111	Cusac
533464	JENNIE VEIN	2008/may/03	99.416	Cusac
537128	STEEP CREEK 1-7	2007/jul/13	115.777	Cusac
Property Total			17453.58

Note1: Claims registered under American Bonanza will be transferred to Cusac after the definitive agreement is signed.

In reporting the recorded title, the authors have relied entirely on information provided by Cusac. The comments in this section do not represent a legal opinion and only preliminary investigations into the actual recorded title have been made by the authors.

In 1995, Cyprus Canada contracted Ivan Royan, British Columbia Land Surveyor, of Underhill and Underhill to complete a survey of the Taurus claims, to determine if any fractions existed between claims and resolve which claims had precedence. According to Broughton and Masson (1996), this work resolved location and precedence issues and allowed Cyprus Canada to stake apparent open ground. As a result, some discrepancies exist between claim locations from the survey and those on the Ministry of Energy and Mines website.

Cusac Gold Mines Ltd.	10	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

In addition to mineral claims, placer claims have been located along Quartzrock and Troutline creeks on ground covered by the Taurus claims. These claims, if present, would have rights over alluvial deposits only and hence no title search has been performed by the authors. Tailings and waste rock dumps from previous operations are located on the Cassiar Gold Property. Having been an underground operation, as opposed to open pit, the waste rock dumps are not very substantial and are located next to underground portals.

Tailings are located in two locations in the same drainage about 600 metres immediately east of the mine workings. The flotation tailings are primarily quartz with carbonate and hence are quite inert. For the last two years of its operation, the Taurus mine leached flotation concentrate on site. The leach tailings were treated using the INCO SO2 method of cyanide destruction and were buried within the phase I tailing impoundment. The mine and mill site were reclaimed after closure to the satisfaction of the Province and a $10,000 bond remains in place to facilitate any required future reclamation. Water quality monitoring of various discharges has been discontinued with effluent being deemed acceptable from all discharge locations by provincial authorities. An additional $25,000 bond is in place to cover the reclamation costs of current exploration programs. Permits are required from the provincial government prior to exploration programs. As a relatively recent past producer there should not be any major hindrances to development from a permitting perspective.

Cusac Gold Mines Ltd.	11	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

5 . 0 A C C E S S I B I L I T Y , C L I M A T E , L O C A L R E S O U R C E S , I N F R A S T R U C T U R E , A N D P H Y S I O G R A P H Y

5 . 1 T O P O G R A P H Y , E L E V A T I O N , A N D V E G E T A T I O N

The Cassiar Gold Property is situated at the confluence of Quartzrock and Troutline Creeks; immediately north of McDame Creek. The latter forms a broad valley in moderate terrain with shallow lakes and swampy sections, ranging in elevation from 1000 metres to 1230 metres above sea level (masl). The regional topography is quite mountainous, with the peak of Mount Robertson rising to about 2000 masl approximately 3 kilometres to the northeast.

The property is covered by a moderate-to-heavy growth of jackpine, lodgepole pine, black spruce, and poplar thinning to buckbrush and alpine meadows above treeline, around 1400 metres.

Climate is typical of northern British Columbia and the Yukon with long, cold winters and snow at any month of the year. Daily mean temperatures at Dease Lake, 100 kilometres to the south of the property, range from –17.7°C in January to +12.6°C in July. Snowfall can be expected between October and May with a total accumulation of 227 centimetres. On the property, snow can persist until late May; however, snow removal is relatively simple, allowing for year-round operation.

5 . 2 A C C E S S I B I L I T Y A N D I N F R A S T R U C T U R E

The Cassiar branch of Highway 37, the Stewart-Cassiar Highway, provides paved access across the property. A series of reclaimed roads and trails can be reopened to afford relatively easy access to most of the property.

General supplies and services are available in Dease Lake and Watson Lake, 117 kilometres to the south and 141 kilometres to the north, respectively. Charter air service is available to both Dease Lake and Watson Lake. The Cassiar airstrip is available for small charter aircraft. The nearest major centres are Whitehorse, Yukon, approximately 560 kilometres to the west, and Smithers, B.C., almost 720 kilometres south.

The Cassiar Gold Property is located in a district with a long mining history. The town of Cassiar housed employees of the Cassiar asbestos mine. Watson Lake was home to many employees of Canada Tungsten in the 1970s and 1980s and again recently. Dease Lake inhabitants have worked recently at Golden Bear near Telegraph Creek as well as at both Taurus and at the Cusac (formerly Erickson) Mine only a few kilometres to the south.

Cusac Gold Mines Ltd.	12	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

However, there is a small population base in the area requiring that most personnel for a new mining operation would have to be brought in from elsewhere.

The town of Cassiar has been sold and only a few residents remain. Power for the region was historically and will in the future have to be provided by diesel generators, unless the B.C. Hydro grid is extended north. There are numerous creeks in the property area that have sufficient year-round flow for any exploration or mining operation. The property itself affords space for the development of tailings storage areas, waste disposal sites, heap leach pads, if required, and expanded processing facilities.

Cusac Gold Mines Ltd.	13	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

6 . 0 H I S T O R Y

Portions on the history have been extracted from Cavey et al (2005).

6 . 1 1 8 7 4 T O 1 9 8 0

The Cassiar area was first explored by placer miners in 1874, nearly 25 years before the Klondike gold rush. These miners followed the gold up from the Pacific to McDame Creek and by 1895 had produced 2.2 million grams. Gold-quartz veins were discovered in Troutline Creek in 1934, leading to the discovery of many more veins that led to the establishment of several small gold mining operations.

The Taurus Mine was originally covered by seven claims of the Cornucopia Group staked by J.C. Simpson in 1935. Simpson carried out stripping, trenching and rock sampling until 1944. The following year, Benroy Gold Mines Ltd. optioned the property and completed more than 700 metres of trenching and 1500 metres of diamond drilling.

In 1949, a GSC mapping crew first encountered the Cassiar asbestos deposit on McDame Mountain. A small 500 ton per day plant was built and in operation by 1952 using an access road to the Alaska Highway. The asbestos fibre produced was shipped from Whitehorse in the Yukon and all of the supplies for the mine were brought in that way. Eventually, Highway 37 was constructed between Stewart and Cassiar, which gave access to supplies from Smithers or Terrace. Fibre was shipped from Stewart with backhauls of diesel for power and heat.

Between 1960 and 1990, Cassiar was the best infrastructure north of Stewart and west of Fort Nelson with the exception of Whitehorse. Unfortunately, the town was sold off when government loan guarantees were not extended and the mine was forced to close.

The claims were restaked in 1959 by Couture and Copeman who hand-mined 25 tons of high-grade ore from a short adit. In 1960, Cornucopia Explorations Ltd. was incorporated to acquire the property. The following year, Cornucopia changed names to Hanna Gold Mines Ltd. and proceeded with 1180 metres of drifting and crosscutting, and 1000 metres of diamond drilling. By the end of 1963, an “indicated reserve” of 72,500 tonnes grading 22.6 g/t gold had been outlined (Gunning, 1988). The methodology and reliability of that resource figure has not been verified, and it is likely that mineral inventory was subsequently mined out.

These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101; the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates, and they can only be described as historical estimates.

Cusac Gold Mines Ltd.	14	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

In 1964, Newconex Canadian Exploration Ltd. optioned the property and completed an additional 180 metres of drifting and crosscutting, and 210 metres of drilling. In 1972, Hanna Gold Mines became Dorchester Resources Ltd. and rehabilitated and re-sampled the main 3600 level adit, and completed another 223 metres of underground diamond drilling between 1973 and 1975. In 1978, Ashlu Gold Mines Ltd. optioned the property and completed 7.2 kilometres of ground-based magnetometer and electromagnetic surveys. In 1979, United Hearne Resources Ltd. optioned the property and continued underground development and drilling, confirming a “reserve”.

6 . 2 1 9 8 0 T O P R E S E N T

A 135 tonne per day (tpd) mill was constructed at the Taurus Mine in 1980-81, treating 220,000 tonnes of ore, averaging 5.14 g/t gold prior to closing in 1988. During this time the Erickson mine also maintained a similar operation, which is now owned by Cusac. The Plaza and Sable workings, south of the highway, were developed between 1980 and 1994 but recorded no production. During the time of the mine operated, exploration was limited to areas proximal to existing workings. This meant primarily the veins located above the Decline Fault. A few holes however, did penetrate the decline fault and several pyrite veins were intersected. A rhyolite unit was also encountered.

After the closure of the Taurus mine, several companies explored other mineralized areas of the property that were not actively explored during the time of operations. Geochemistry, geophysics, and more than 25,000 metres of drilling were completed between 1993 and 1997. Companies involved included Sable Resources Ltd., International Taurus Resources Inc., Hera Resources Inc., Cyprus Canada, Cusac Gold Mines, and finally Navasota Resources in 2003.

In 1988, drilling in the 88 Hill area discovered the 1988-1 and 1988-2 vein systems. Hole 88- 5 intersected 5.99 g/t over 12.34 metres; subsequently, a small open pit extracted 2600 tonnes grading 2.06 g/t from the 1988-2 vein. The 1994-drill program, completed by International Taurus, totalled 7,592 metres in 88 holes, predominantly on the north side of the highway, west along strike from the Taurus workings, dubbed the Taurus West zone.

Drilling, mainly NQ size, encountered a mineralized zone locally over 200 feet in width, consisting of a quartz stockwork system in a broad zone of pyritic altered basalt. An example of this mineralization is recorded in drill hole, 94-56 which intersected 1.6 g/t over 44.5 metres core length. Cyprus Canada Inc. conducted an extensive diamond drilling program of 12,692 metres in 79 holes concentrated in the Taurus West, 88 Hill, and Taurus Mine areas. In March 1995, four holes drilled on section 1100W intersected long intervals of disseminated pyrite mineralization that included 2.47 g/t over 86 metres in T95-29 in the Taurus West area. Unfortunately, continuity between holes combined with metallurgical test recoveries resulted in lower emphasis on Taurus West as a target in subsequent programs.

Both diamond core and reverse circulation (RC) percussion drills have been used on the property. Variable core recoveries have resulted in some statements that RC is the preferred technique. Broughton and Masson (1996) concluded that these variances between core and RC holes in disseminated pyrite mineralization were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, and/or a more representative sample from RC due to the greater sample size. No firm conclusion can be made from their study.

Cusac Gold Mines Ltd.	15	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

In late 2003, Navasota Resources Limited conducted a two-phase program consisting firstly of general geological compilation with some geochemistry, as well as limited remapping and re-logging of specific core. Phase II consisted of a drill hole program made up of 13 NW holes totalling 1,974 metres in length. The holes were designed to test the zones identified in post-1994 work. In general terms, these results confirmed the results reported in previous programs on the Taurus Deposit. The zones intersected in the 2003 program do not seem to match up identically with those from previous work; therefore, more work is needed to understand the nature of the zones on the property. Difficulties arising from the high nugget affect associated with the T4 mineralization may be the cause of this, and some small test pits and/or underground sampling may be needed to understand the geology better.

6 . 3 H I S T O R I C E S T I M A T E S

These estimates are not compliant with National Instrument 43-101 and in the context of CIM standards on mineral resources and reserves would be considered to be conceptual in nature. These resource figures are disclosed only for historical context and should not be used outside this context.

Early resource and reserve work on the Taurus Deposit focused exclusively on the Taurus Mine. From 1960, exploration and development attempted to prove up mineable ore reserves in small high-grade zones within a very small area. By the end of 1963, an “indicated reserve” of 72,500 tonnes grading 22.6 g/t gold had been outlined (Gunning, 1988). Then in 1979, United Hearne Resources Ltd. optioned the property and continued underground development and drilling, confirming a “reserve” of 60,000 tonnes grading 16.1 g/t gold. Late in 1993, International Taurus Resources Inc. acquired the Sable ground and drilled 26 tightly spaced (10-25 metre) diamond drill holes totalling 1,554 metres on the east side of 88 Hill. A “potential resource” of 436,000 tonnes in individual narrow quartz veins grading 6.99 g/t gold was reported by Spencer (1994).

In 1995, Cyprus Canada entered the project to develop an open pit, high tonnage resource. Their work, which included 78 generally widely spaced diamond drill holes, confirmed that a large, low-grade resource is present. A preliminary resource calculation gave an inferred, undiluted mineral inventory of 38 million tonnes grading 1.42 g/t calculated for the 88 Hill, Taurus West, and Highway Zones. A second calculation utilized the same data but a different set of assumptions came up with a potential resource of 40.6 million tonnes grading 1.07 g/t. Both calculations are considered to have a low degree of accuracy due to the wide drill spacing and a lack of information on the geometry and continuity, that is, the structural controls of mineralized zones. These estimates demonstrated the possible existence of potentially bulk mineable resource on the property.

Trenaman (1997) completed a resource estimate for the 88 Hill zone on behalf of International Taurus following the 1996 infill-drilling program. This calculation utilized diamond drill hole results from the 1995 Cyprus Canada program and the 1996 International Taurus reverse circulation and diamond drill hole program. A sectional method was employed, with data plotted on sections drawn every 50 to 100 metres. The “drill-indicated

Cusac Gold Mines Ltd.	16	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

reserve” applies to the portion of 88 Hill area drilled on 50-metre centres. Sections run from 500W to 1000W, blocks were projected up to 25 metres east and west of the section with generally vertical north and south block boundaries.

In 1999, Cusac Gold Mines Ltd. completed another resource calculation. Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. These include the 88 Hill, 88 West, Plaza, Sable, Highway Zone, and Taurus West. Cusac estimated a total of 23.4 million tonnes grading at 1.06 g/t at a reported 1.0 g/t cutoff for 88 Hill, 88 West, and Highway. The database includes 130 drill holes. Gemcom Software was used to calculate a total mineral inventory. Details on the modelling procedure were not made available to the author, so no comment on the validity of the Cusac resource calculation is offered, except to say that it compares well with the Trenaman estimation for the 88 Hill area (discussed above). It should be noted that the Cusac resource estimate was made public on June 22, 1999 and was described as a “total mineral inventory”.

In 2006, Wardrop Engineering completed a resource estimate and metallurgical review for American Bonanza Gold Corp. The resource estimate was based on drill hole data from the American Bonanza side of the property.

Cusac Gold Mines Ltd.	17	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

7 . 0 G E O L O G I C A L S E T T I N G

Rocks of the Sylvester Allochthon, an accreted terrane of Mississippian to Triassic age, underlie the Taurus Deposit area. The allochthon was thrust over miogeoclinal platformal rocks of the Cassiar Terrane, forming a flat-bottomed, northwest-trending synclinorium of stacked thrust slices. The North American continental margin can be characterized as platformal limestones interbedded with clastic rocks including quartzite, grey to green phyllite, sandstone, phyllitic siltstone, and shale of Cassiar Terrane (Figure 7.1) .

The Sylvester Group can be divided into three major divisions (Nelson et al., 1988). The base of the group, Division I, is composed of mainly chert and black argillite, with lesser sandstone, siltstone, diorite and diabase sills, and bedded quartz-pyrite-barite exhalites. Division II, which hosts mineralization at Taurus, is made up of basaltic flows and breccias, chert and argillite, intercalated with variably altered, narrow bodies of ultramafic rocks. The highest exposed structural level of the allochthon, Division III, is comprised of island arc volcanic rocks of basic to felsic composition and limestones. The Sylvester Group is correlated with Slide Mountain Terrane.

The Taurus Deposit and surrounding area are underlain by an upright sequence of Division II massive to pillowed to rarely amygdaloidal, medium grey-green basaltic flows, chert and argillite, occasional ultramafic flows or sills, and mafic and lamprophyre dykes. Cyprus geologists divided the Taurus stratigraphy, generally from oldest to youngest, as follows (Broughton and Masson, 1996):

  Argillite is typically dark grey to black, carbonaceous to graphitic, well bedded, and commonly sheared. Beds range from 1 mm to 10 cm in thickness. Argillite grades into argillaceous chert. Contacts with basalts are sheared, graphitic, gougy, and brecciated. The unit was used as a basal marker for drilling.

  Chert and argillaceous chert are characterized by alternating bands of soft (H=3-4), pale greenish mudstone and hard (H>6) cream white chert. This cherty nature may be, in part, secondary as contacts with adjacent basalts, mudstone, and argillite are often gradational.

  Mudstone pale green, soft, and finely laminated, occurs at the base of mineralized basalts in the 88 Hill area and has been correlated with adjacent cherts.

  Ultramafics occur at the west end of the property near the basalt-argillite contact and range in colour from dark green to black, and in texture from strongly schistose to massive. These sills or flows are altered to chlorite + talc +/- pyrrhotite, with local fuchsite in listwaenite. In one location, a 1-metre section of massive sulphide (pyrrhotite + minor chalcopyrite) is hosted in deformed chlorite-talc-serpentine schist.

  Mafic volcanics dominate the property area occurring as light to medium dark green massive to pillowed flows, altered to chlorite-actinolite-epidote-leucoxene- carbonate-sericite. A magnetic jasperoidal pillowed sub-type has been recognized.

Cusac Gold Mines Ltd.	18	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

  Pillowed flows are generally poorly developed or poorly recognized, and appear notto be laterally extensive. Mafic flows are the dominant host of gold mineralization atTaurus and are underlain and intercalated with sedimentary rocks.

  Mafic tuffs are noted at several locations throughout the property but do not appear to form correlatable units. The tuffs are fine-grained and laminated to coarse lapilli.

  Mafic and Lamprophyre Dykes cut all other units near the Taurus Deposit. Mafic dykes are aphanitic, dark green to black while lamprophyre dykes host biotite and occasional pink potassium feldspar phenocrysts. Both range from centimetres to 10 metres in thickness. Lamprophyre dykes have strongly magnetic contact aureoles up to 1 metre into the host rock.

Volcanic and sedimentary sequences on the Cassiar Gold Property are relatively flat lying and face up. Within the basalt package, a steeply dipping north to northwest trending foliation appears to predate all other structures and may be related to allochthon emplacement. Flat, sheared contacts may represent significant thrust faults, the most important being the lower contact of the dominantly basaltic sequence. A series of shallow east-dipping faults are possibly rooted in this basal thrust. This tectonic event likely resulted in ground preparation that allowed mineralizing fluids to circulate through the host rock.

Several sets of pre-mineralization structures have been identified. A low angle thrust fault striking northwest with a 15° dip to the southwest separates basaltic host rocks from barren argillites. This structure is likely one of a series of thrust faults. Another mineralized fault set strikes to the north and dips 30-40° to the east, crosscutting the other sets and displays reverse sense of movement. One such fault may correlate with a north-trending reverse fault at the Cusac (Erickson) Mine, 8 kilometres to the south. Many quartz veins at the Taurus Mine are controlled by a series of faults striking 80-90° and dipping 50-60° to the south. Movement is interpreted to be both right lateral and reverse along these faults. Pyritic faults often occur adjacent to these larger quartz veins.

Post-ore structures include at least three sets of steeply dipping faults. One set of narrow faults striking 290-300° has been mapped in the Taurus Mine with metre-scale sinistral displacements of mineralized veins. A prominent subvertical set, trending 310-330°, shows up as chlorite schist in basalt and laminated to schistose fabric in cherts. Another subvertical northeast trending set has been defined from magnetometer and IP data. One set of faults strikes 250° with shallow southerly dips.

Hydrothermally altered basalt forms east-trending, steeply dipping, braided zones up to 60 metres thick, separated by blocks of unaltered basalt. Alteration consists of sericite after plagioclase, and epidote, sphene, and chlorite after augite. As alteration intensity increases, plagioclase and augite are completely replaced and the groundmass alters to dolomite, leucoxene, and traces of potassium feldspar.

Cusac Gold Mines Ltd.	19	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Figure 7.1 Regional Geology

132°
126°
N
YUKON
BRITISH COLUMBIA
60°
59°
CASSIAR
TAURUS MINE
LEGEND
Middle to Late Cretaceous Quartz Monzonite
Late Paleozoic and Mesozoic Cache Creek Group
Late Paleozoic and Mesozoic - Allochthonous
Late Paleozoic and Early Mesozoic Sylvester Allochthon
Precambrian and Paleozoic - Autochthonous
0
100 Kilometres

Cusac Gold Mines Ltd.	20	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

8 . 0 D E P O S I T T Y P E

Both Taurus and the neighbouring Cusac (formerly Erickson) Mines exploited well-defined mesothermal quartz-carbonate-gold veins, similar to other volcanic-hosted vein systems at Bralorne and in the Mother Lode district of California. These vein systems are characterized by white to clear bull quartz and lesser iron-magnesium carbonate, calcite and traces of sericite. Typical gold-bearing quartz veins and veinlets with minor sulphides crosscut a wide variety of host rocks and are localized along major regional faults and related splays. The wall rock is typically altered to silica, pyrite and muscovite within a broader carbonate alteration halo.

Drilling in 1994 highlighted the potential for low-grade, bulk tonnage gold. Mineralization in this setting falls into two types: pyritic quartz veining and disseminated pyrite. The following section describes the various vein types and mineralization in more detail.

Cusac Gold Mines Ltd.	21	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

9 . 0 M I N E R A L I Z A T I O N

Two types of gold mineralization are predominantly hosted in altered basalt. The first (designated T4) consists of pyritic quartz veins, which are best developed at the Taurus Mine and 88 Hill Areas in three main structural trends described in the Geology section of this report. At the Taurus Mine, most of the ore came from five veins. Four of these veins had a nearly east west strike, while Vein 5 had a strike of about 50°. The second type of mineralization (designated T3), termed disseminated pyritic or pyrite-carbonate mineralization, is characterized by 10-40% fine-grained pyrite, commonly banded and lacking significant quartz veining. The banded appearance is actually a shear fabric with basalt altered to sericite/muscovite + dolomite +/- leucoxene +/- quartz. Unmineralized quartz + carbonate veinlets are common as are irregular, hairline, locally graphitic fracturing.

The seven areas of mineralization (Sable, 88 Hill, 88 West, Highway, Taurus West, Taurus Mine, and Plaza) are indicated on Figure 9.1.

Cusac Gold Mines Ltd.	22	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Figure 9.1         Location of Mineral Areas of Taurus Deposit

88 Hill Deposit
Hwy Zone
Plaza
Taurus
88 Hill
88 West
Sable
To Cassiar
4 km
Stewart - Cassiar Hwy
7 km
0
1 km
Taurus Deposit
Land Tenure 2007
Cusac Gold Mines Ltd
American Bonanza Gold Corp. Claims Optioned to Cusac
Others
221901
PORTAL 1
221900
227201
227203
226143
227703
227705
227704
227702
227708
226208
227537
227701
227700
395270
221785
226142
226151
226147
226150
226207
227698
227697
227696
227695
332630
226146
226149
226148
227694
510776
510768
517075
510751
517092
537128
517020
510750
517048
394659
394660
394661

Cusac Gold Mines Ltd.	23	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 0 . 0 E X P L O R A T I O N

There is no current exploration to report.

Historic exploration techniques have included induced polarization (IP) and ground magnetic surveys, soil geochemistry, trenching, and drilling. A summary of the historic drilling is included in Section 11.0.

This report has analyzed the historic exploration at Taurus, which targeted high tonnage gold mineralization that would be amenable to open cast operations. Three main zones (88 Hill, Taurus West, and the Highway Zone) have been identified during exploration, which commenced in 1988. Presently there is little to no information available on earlier exploration that was carried out around the underground operations.

The following description for Sections 10.1 to 10.4 has been extracted from Wild (2003). Minor changes have been made to grammar and spelling.

In 1988, Sable Resources Ltd. conducted an IP survey that outlined 33 anomalies on the “Main Grid” area in the 88 Hill area. Trenching and five diamond drill holes tested one anomaly resulting in the discovery of the 1988-1 and 1988-2 vein systems. In 1993, Sable extended IP coverage and completed additional trenching. Late in 1993, trenching tested six of 42 geophysical (IP) targets, discovering three gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A later IP survey completed by Cyprus Canada covers the same area and is discussed in more detail below.

The following year, another IP survey was completed over 26.68 kilometres of grid, along strike to the west of the Taurus mine workings and north of the 1993 survey. One anomaly, the B.M. Zone, is an 850-metre long IP anomaly, approximately 300 metres north of Taurus West. In 1994, a large amount of trenching was completed in the 88 Hill area, expanding the coverage from 1993 to the north and south

In March 1995, Cyprus Canada contracted Lloyd Geophysics Ltd. of Vancouver to conduct IP and ground magnetic surveys over the 1995 Taurus grid. Coverage was expanded in August 1995. The IP survey utilized a pole-dipole configuration with a dipole spacing of 50 metres and n=1 to n=6; lines were spaced at 200 metres. A high chargeability graphitic argillite, chased from the south end of Wings Canyon along Troutline Creek, may be the basal basalt-argillite contact

Strong chargeabilities (15-40 msec) combined with high resistivities (>200 ohm-m) are associated with disseminated pyrite mineralization in the Taurus West area and immediately south-west of the Taurus Mine area. Moderate chargeabilities (5-15 msec) are characteristic of the 88 Hill area, reflecting less and coarser grained pyrite. Low chargeabilities (<5 msec) reflect unaltered basalt. High chargeabilities (>20 msec) and low resistivities (<100 ohm-m) dominate to the south and west, reflecting the presence of shallow graphitic argillite, which locally masks weaker responses from pyritic quartz vein

Cusac Gold Mines Ltd.	24	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

mineralization. The east-trending Wings Canyon trend dominates the eastern side of the property, across from a sharp northeast feature at the north end of Wings Canyon.

The survey appears to conform to industry standards for reliability of data. Geological interpretations from the data match the geology from diamond drilling quite well, indicating that chargeability and resistivity are useful parameters in the search for mineralization.

1 0 . 1 G R O U N D M A G N E T I C S U R V E Y S

The ground magnetic surveys utilized two Omni Plus proton precession magnetometers, one to serve as a base station to measure and store daily fluctuations in the earth’s magnetic field. After each survey day, field data was corrected for diurnal variations using base station data. As with the IP survey, line spacing was 200 metres, station intervals were 12.5 metres. A strong northwest-trending magnetic high runs through the Taurus area, associated with magnetic, jasperoidal basalt. Aside from these rocks, most basalt, chert, and argillite all exhibit very weak magnetic susceptibilities (Broughton and Masson, 1995).

Once again, the survey, data, and conclusions appear to be quite reasonable but of limited use for the Taurus Deposit.

1 0 . 2 S O I L G E O C H E M I S T R Y

During the summer of 1995, Cyprus Canada also conducted geological mapping and limited trenching on Taurus West, chip sampling in Wings Canyon and in trenches, and a soil geochemical survey. Soil samples were collected from the “B” horizon at 50 metre stations on lines spaced at 200 metres. Cyprus divided the results into background (<15 ppb Au), moderately anomalous (15-99 ppb), and strongly anomalous (>100 ppb). In general, soil geochemistry highlighted areas with significant mineralization; however, due to significant development in the Taurus, Sable, and Plaza areas, contamination may be a problem. A significant anomaly is apparent on the Wings Canyon trend (Broughton and Masson, 1995).

As described, the survey conforms to industry standards for soil geochemical surveys. The most significant contributor to uncertainty in the soil geochemical data is the extensive but variable depth of glacial till on the property; however, the distribution of gold and potential pathfinder elements, such as arsenic and base metals, may be useful in targeting new vein systems.

1 0 . 3 T R E N C H I N G

Trenching was typically undertaken in conjunction with diamond drilling, to expose vein systems and mineralized zones at surface. This data figures prominently in several resource calculations. Despite that, information regarding geology, sample locations, and methodology is lacking in the reports reviewed.

The 1993 exploration program included trenching on six IP anomalies by first Sable Resources, then Hera Resources Inc. Spencer (1994) reports that two of the 1988 trenches were mapped and sampled, and trenching in 1993 tested four high priority anomalies. This

Cusac Gold Mines Ltd.	25	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

work resulted in the discovery of three gold-bearing vein structures: 1993-1, 1993-2, and 1993-3 or Sable vein. Sample results from these trenches are integral to his resource calculation and plotted on sections, but no sample and analysis methodologies are discussed.

Trenching continued in the 1994 exploration program (Trenaman, 1995) but, again, the trenching part of that program is not discussed. A total of 46 trenches were dug, sampled, and backfilled. Trench results are relied on heavily in the resource calculation by Beaton (1994). Spencer and Bridge (1995) describe the trench geology of the 88-1 zone in general terms, as indicating that “the intensity and width of the pyritic alteration increased to the west…”.

Limited trenching in 1995 was carried out on the Taurus West zone, uncovering disseminated pyrite mineralization with an east-west strike and steep dip. Although the chip sampling in the trenches is mentioned, no results are reported (Broughton and Masson, 1995).

Trenaman (1997) mentions “a minor amount of trenching” in conjunction with reverse circulation and diamond drilling conducted from August 5, 1996 to September 27, 1996. Presumably, this trenching was done in the 88 Hill area.

In 1999, Cusac Gold Mines trenched and sampled the 93-2 vein near the Sable portal (Glover, 1999). Here, a Cat 235 excavator and Wajax fire pump were used to clean the bedrock surface. A total of 210 metres of trench exposed two quite continuous east-west structures over 70 metres and 30 metres, respectively, and three crosscutting north-south trenches exposed several thin, less continuous structures. Mapped quartz veins are steeply south dipping and are slightly offset by steep, north-south normal faults. Veins have developed in dilational and shear structures that are quite continuous before horsetailing at either end. Veins were chip sampled at one and two metre intervals. Samples were analyzed by Acme Analytical Labs using a total metallics fire assay. Results show highly variable assay returns; uncut weighted average grade for the veins is 4.9 g/t. Wall rock mineralization appears to be lacking in this area.

Cusac Gold Mines Ltd.	26	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 1 . 0 D R I L L I N G

There is no current drilling to report for the property. This section concentrates on the historic drilling, which targeted the high tonnage low-grade zones that could be potentially mined by open pit. This drilling commenced in 1988 when Sable Resources Inc. successfully intersected the 88 Hill Zone. Navasota carried out the most recent phase of drilling in 2003. The sections on the 1988 to 2003 drilling were extracted from Wild (2003) and for the 2003 drilling was extracted from Cavey et al. (2005)

Table 11.1 summarizes the drilling that has taken place in these areas. This summary used the information available in the supplied collar file. Minor differences in northings and eastings were noted when compared to the Cavey et al. (2005) summary. All drill intercepts are over drill lengths; true widths were not reported by the companies who completed the drilling.

Table 11.1       Drillhole Summary by Year

Year	No. Holes	Type	Length (m)
1979	10	ddh (?)	992
1980	7	ddh (?)	689
1981	16	ddh (?)	1,209
1982	8	ddh (?)	1,361
1984	17	ddh (?)	1,759
1985	16	ddh (?)	1,820
1986	14	ddh (?)	1,002
1987	5	ddh (?)	618
1988	9	ddh	740
1993	26	ddh	1,555
1994	88	NQ	7,592
1995	17	HQ	2,639
1995	62	NQ	10,053
1995	5	RC	826
1996	5	NQ	583
1996	48	RC	5,333
1997	6	ddh	790
2003	13	NW	1,974
Total	372		41,535

1 1 . 1 1 9 8 8 T O 1 9 9 4

Five diamond drill holes were completed in 1988 in the 88 Hill area discovering the 1988-1 and 1988-2 vein systems. Hole 88-5 intersected 5.99 g/t over 12.34 metres. Subsequently, a small open pit extracted 2,600 tonnes grading 2.06 g/t from the 1988-2 vein. No additional information on the 1988 drill program was provided to the author.

Cusac Gold Mines Ltd.	27	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

In 1993, Hera Resources Inc. completed 26 holes totalling 1,555 metres (5099 feet), as 10-25 metre spaced definition holes, near the Sable workings, on the east side of 88 Hill. Drilling followed up on three gold-bearing vein systems, 1993-1 to 3, uncovered in the 1993 trenching program. Details on the drilling and sampling procedure, including drill logs and assay certificates were not provided, but some and perhaps the entire NQ core from the program is stacked on site.

The 1994 drill program, completed by International Taurus, totalled 7,592 metres in 88 holes, predominantly on the north side of the highway, west along strike from the Taurus workings, dubbed the Taurus West zone. Drilling, mainly NQ size, encountered a mineralized zone locally over 200 feet in width consisting of a quartz stockwork system in a broad zone of pyritic altered basalt. For example, 94-56 intersected 1.6 g/t over 44.5 metres core length. The B.M. Zone, consisting of mineralization controlled by east-trending fractures, dipping to the north at 45°, was also intersected in several holes.

1 1 . 2 1 9 9 5 – C Y P R U S C A N A D A P R O G R A M

Cyprus Canada Inc. conducted an extensive diamond drilling program of 13,518 metres in 78 holes concentrated in the Taurus West, 88 Hill, and Taurus Mine areas. The drilling contractor was DJ Drilling Ltd. of Surrey, B.C. Both Longyear 38 and Boyles 56 diamond drills were used. In September, a reverse circulation drill program totalling 826 metres in 5 holes twinned with existing diamond drill holes was completed to test the viability of RC techniques on the property. Midnight Sun Drilling Co. of Whitehorse, Yukon, completed the test program with a truck-mounted Schramm T66H drill with face sampling bits.

In March 1995, Cyprus Canada drilled 7 NQ holes totalling 1357.2 metres in the southwest portion of the Taurus West zone (T95-1 to 3) and western edge of the 88 Hill area (T95-4 to 7).

Later in May and June 1995, Cyprus Canada drilled 7 more NQ holes totalling 1209.4 metres to test chargeability anomalies to the south (T95-10, 11), southwest (T95-12), and west (T95-8, 9) and northwest (T95-14). One hole, T95-13, tested the south flank of Taurus West.

Between July and October 1995, Cyprus Canada drilled 64 NQ and HQ holes totalling 10,104.1 metres in 88 Hill, Taurus Mine, and Taurus West areas. T95-15 to 17 were drilled to the south and southwest, outside the current property boundaries.

A total of 13 diamond drill holes were completed in the Taurus Mine area. Pyritic quartz vein mineralization was reported in hole T95-19 which intersected 32 metres of 1.56 g/t gold immediately below the Decline Fault, and T95-36 which returned 1.29 g/t over 39.2 metres above the Decline Fault, 200 metres east of T95-19. One hundred metres further east and on strike from T95-36, T95-39 intersected 1.23 g/t over 10 metres. Drilling confirmed that the best potential is in the 200 metres above the Decline Fault.

The 88 Hill area has been explored since 1988, including surface and underground work on the Sable and Plaza vein systems on the east and northeast flank. A total of 34 diamond drill holes were drilled into the 88 Hill area during the 1995 program. The area is bound by the Decline Fault to the east and Taurus West Fault to the west and hosts pyritic quartz vein

Cusac Gold Mines Ltd.	28	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

mineralization in non-magnetic basalt above chert and argillite footwall. Section 600W contains broad zones of pyritic, sheeted quartz vein mineralization above a weakly altered chert and basalt footwall. Composite results include 0.97 g/t over 14 metres in T95-56, 1.16 g/t over 130 metres in T95-51, 1.59 g/t over 55 metres in T95-46, and 0.94 g/t over 130 metres in T95-48. Mineralization is weak on section 700W, but 1.65 g/t over 46 metres was intersected in T95-62, on section 800W and 1.07 g/t over 55.3 metres in T95-66B, on section 1000W. The east-dipping Taurus West Fault underlies mineralization on sections 1100W to 1300W, with quartz veining becoming much more abundant at the base. The 88 Hill zone is open to the south and to the north appears continuous with the Highway Zone.

A total of 14 diamond drill holes were completed in the Taurus West Zone, to follow up encouraging results from the 1994 drill program. Four holes drilled on section 1100W intersected long intervals of disseminated pyrite mineralization that included 2.47 g/t over 86 metres in T95-29. T95-70 was collared 5 metres west of T95-29 and drilled 5° shallower at -45°. Unfortunately, continuity of grade between the two holes is weak, as T95-70 returned 0.53 g/t over 76 metres. T95-44, drilled to the south under a trench, intersected a number of zones averaging 0.88 g/t over 85.9 metres. Step-out drilling100 metres to the east and the west encountered in only thin, low-grade mineralization. In addition to poor grade continuity, the disseminated pyrite mineralization did not perform well in preliminary metallurgical testing.

Five reverse circulation holes twinned five diamond drill holes: T95-18 and 21 in the Highway Zone, T95-32 and 35 in Taurus West, and T95-48 in 88 Hill. T95-21R averaged 56% recovery until a rotary wet splitter was installed, increasing recovery to 82%.

1 1 . 3 1 9 9 6 A N D 1 9 9 7

After the exit of Cyprus Canada from the project in early 1996, International Taurus drilled 36 RC holes totalling 3869 metres in the 88 Hill area, drilling on 50-metre centres and 5 NQ holes totalling 582 metres, extending the zone 300 metres to the west. According to Trenaman (1997), drilling utilized a 5.25 inch outside diameter bit with water injection. Samples were collected at 1.5 metre (5 foot) intervals and split using a riffle splitter to obtain two 20-pound (approximate) samples. Both halves were assayed and the two results averaged. Assays were cut to 10 g/t. Trenaman believed that these RC results were more reliable than diamond drill samples due to poor recoveries by the latter in critical sections.

The zone defined in the 88 Hill area is approximately 500 metres by 150 metres. Mineralization consists of a steeply dipping quartz vein system cut off between 50 and 125 metres depth by a south-dipping thrust fault. Diamond drilling pulled this mineralization an additional 300 metres to the west where it merges with a second zone localized along an east-dipping thrust fault, presumably the Taurus West Fault. Trenaman suggests that a thick zone of mineralization occurs where the two thrust faults intersect. Wild (2003) was unable to check drill logs or assay certificates to verify the geology but was comfortable with the results of this program because of the overlap with the well-documented 1995 program.

In 1997, International Taurus drilled a further six holes totalling 79 metres. No information concerning this program was made available for the report of Cavey et al (2005).

Cusac Gold Mines Ltd.	29	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 1 . 4 2 0 0 3

In late 2003, Navasota Resources Limited conducted a two-phase program, Phase I consisting firstly of general geological compilation with some geochemistry as well as limited remapping and re-logging of specific core. Phase II consisted of a drill program of 13 NQ holes totalling 1,974 metres in length. In a press release dated January 8, 2004, Navasota Resources Ltd. reported that it had decided “not to maintain its option on the Cassiar Ore project, Taurus Gold Property, in the Cassiar Gold camp in northern British Columbia. Management’s decision weighed the substantial costs of maintaining the option and conducting sufficient additional exploration to increase the mineral inventory to a size and grade sufficient to justify mining operations against other opportunities”. The holes were designed to test the zones identified in post-1994 work. All of the holes with the exception of COR-03-11 were drilled at azimuths of either 322° or 142° (southeast or northwest).

In the 13 holes, only three samples returned values greater than 4 g/t Au. They include:

  104.14 to 106.18 metres in COR-03-6, which ran 5.82 g/t Au over the 2.04 metres

  35.4 to 36.1 metres down COR-03-7, which ran 8.78 g/t Au over the 0.7 metres

  14.4 to 16 metres down COR-03-13, which ran 11.5 g/t Au over the 1.6 metres.

Within the zones of interest most of the assays are between 0.5 and 2.0 g/t Au. The previous table highlights some thick intersections with grades between 1 and 2 g/t Au. Most of the intercepts greater than 2 g/t Au are less than 3 metres in length and the biggest exception to this is from 2.74 to 17.6 metres in COR-03-13, which averaged 2.44 g/t Au. Almost 50% of the gold in this length is from one interval grading 11.5 g/t; of the 7 other intervals sampled, three were less than 1 g/t, 2 were between 1 and 2 g/t, and 2 were between 2 and 3 g/t. The 2003 drilling was oriented along different sections than previous drilling but some of the holes can be projected onto sections 1100W and 600W.

In general terms, these results confirm the results reported in previous programs on the Taurus Deposit. The zones intersected in the 2003 program do not seem to match up identically with those from previous work; therefore, more work is needed to understand the nature of the zones on the property. The grade variability associated with the T4 mineralization may be the cause of this and some small test pits and or underground sampling may be needed to improve the understanding of the geology. The T3 mineralization seems to be more predictable but rarely contains more than 2 g/t (of 69 intervals sampled in COR-03-01, 62 were >0.5 g/t Au and only 11 were >2 g/t Au, with 3.24 g/t Au being the highest).

Cusac Gold Mines Ltd.	30	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 2 . 0 S A M P L I N G M E T H O D A N D A P P R O A C H

The sections on the 1995 and 1996 campaigns have been extracted from Wild (2003). Minor changes have been made to spelling and grammar.

Broughton and Masson (1996) describe the sampling methodology for the 1995 Cyprus Canada exploration program in some detail. Information concerning sampling method for the other programs has either not been documented or the documents were unavailable to Wild.

Cyprus Canada collected soil samples in the summer of 1995. A grid was cut on 200-metre spacings, with stations every 50 metres for control. The grid was surveyed for even tighter control. The grid ran from 4E to 34W between 1500S to 1500N, and 6E to 24E from 1000S to 500N or 1000N. Samples were collected from the B-horizon. More details regarding the sample collection and analysis procedures were unavailable to the Wild.

DJ Drilling Ltd. of Surrey, B.C, performed diamond drilling in 1995. All core from the Cyprus Canada diamond drill program was sampled initially (T95-1 to 7) using geological control, with sample lengths typically around one metre. Drilling utilized a conventional NQ core barrel. The second set of holes (T95-8 to 14) employed a standard two-metre sample interval, except where visible gold was noted. In that case, a shorter interval was marked and whole core was collected. To improve recovery to greater than 95%, a triple tube setup was utilized. The remaining holes, T95-15 to 78, were drilled with Longyear 38 and Boyles 56 rigs, using both NQ and HQ triple tube equipment.

Also in 1995, five reverse circulation holes twinned five diamond drill holes in three distinct zones. A 12.5% sample split was sent for analysis. Samples from the three holes in pyritic quartz vein mineralization assayed an average 23.8% higher in the RC samples than in core samples. In disseminated pyrite mineralization (Taurus West), RC samples assayed lower than core samples. Broughton and Masson (1996) concluded that these variances were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, and/or a more representative sample from RC due to the greater sample size. From their study, no firm conclusion can be made.

In 1996, RC drilling utilized a 5.25 inch outside diameter bit with water injection. Samples were collected at 1.5 metre (5 foot) intervals and split using a riffle splitter to obtain two 20-pound (approximate) samples. Both halves were assayed and the two results averaged. Assays were cut to 10 g/t. Trenaman (1997) believed that these RC results were more reliable than diamond drill samples due to poor recoveries by the latter in critical sections. Core holes were sampled using the same two-metre sample interval criteria established by Cyprus in 1995.

Although there is no complete description on the sampling method and approach in Wells (2003), it can be inferred from the report that a similar approach to that of Cyprus was used.

Cusac Gold Mines Ltd.	31	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

A total of three cored drill holes and three RC holes were reviewed by Rob Carter of Wardrop during his site visit. The process indicated that samples have been taken across lithological boundaries. Mineralization was mainly identified by the logging geologist as either T4 or T2 type mineralization with very few intersections of T3 mineralization. In reviewing the core, T3 mineralization is evident but has not been identified. A further five cored drill holes were reviewed by Kevin Palmer during his site visit. The review noted the same inconsistencies detected by Rob Carter.

No list of samples or sample composites is provided, as there are 15,787 assays in the database.

Cusac Gold Mines Ltd.	32	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 3 . 0 S A M P L E P R E P A R A T I O N , A N A L Y S E S , A N D S E C U R I T Y

The following section has been extracted from Wild (2003) and Cavey et al. (2005) and describes historic information. Minor changes have been made to spelling and grammar.

Core samples from the 1995 Cyprus Canada program were split with a conventional core splitter, bagged and sent to Chemex Laboratories in Vancouver. Half the core was left in the core boxes as a permanent record. Check samples were analyzed at Acme Labs, also in Vancouver. In the lab, the entire sample was pulverized to 90% passing through -60 mesh, followed by splitting, final pulverization, and fire assay with an atomic absorption finish of a 200-gram sub-sample. Chemex in Reno, Nevada created two standard samples, from the reject portion of samples from the first stage drill program (T95-1 to 7), one grading 0.45 g/t and the second at 1.40 g/t. Standards were included with every sample batch. Check assays were conducted on 10% of the samples at Chemex, and every 20th sample was checked at Acme. Specific gravity tests were also conducted by Chemex using a standard immersion weighing technique on split 10 cm pieces of core collected every 5 to 10 metres.

Core sampling was thorough and appears to have been carried out to industry standards. Chain of custody and security issues are not addressed in the Cyprus reports but, given the nature of the program and volume of samples, no concerns have been raised. Sample preparation and analytical procedures also conform to industry standards. No information about the sampling protocols of other drill programs was provided.

In the recently completed Navasota program, core was split on site by a mechanical splitter. The project geologists then transported, bagged, and tagged samples to Eco-Tech Laboratories sample preparation facility in Stewart, B.C. The samples were crushed, split, and pulverized to produce 200-gram pulps, which were shipped to Kamloops for analysis. Each pulp had 30 grams removed for digestion and ICP analysis of gold and 29 other elements. Any sample with gold greater than 1 g/t was repeated using 30-gram fire assay. Eco-Tech ran duplicate samples every 10 to 15 samples as an in-house quality control check.

In addition, Navasota inserted blanks and a standard purchased from West Coast Minerals in Burnaby. Metallic assays were run on 19 samples with results between 0.5 and 11 g/t Au. Navasota concluded that none of the blanks returned elevated gold values and hence cross sample contamination in the lab is not expected. Duplicate Navasota gold samples were mainly within 20% of each other. Of the six samples outside the 20% correlation, five were greater than 0.6 g/t Au.

Of the 19 metallic assays run, 8 returned higher values with the largest discrepancy being a 5.82 g/t Au fire assay on a 30-gram sub-sample that came back as 10.76 g/t Au after metallic assays.

Cusac Gold Mines Ltd.	33	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

The quality control procedures used by Navasota indicate that variable results are due to the presence of relatively coarse gold particles. This indicates the gold may be underestimated and further check work is warranted.

In Wardrop’s opinion, the sampling from 1995 onwards meets industry standards. It is not possible to comment on earlier samples, as there is little to no documentation; however, there is no reason to assume that the earlier samples were not collected to industry standards. The data is regarded as adequate for a resource estimate.

A programme of duplicate sampling should be carried out, should there be a need to improve the level of confidence in any of the areas where there is predominantly pre-1995 drilling.

Cusac Gold Mines Ltd.	34	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 4 . 0 D A T A V E R I F I C A T I O N

The following section on historic verification has been extracted from Wild (2003) and Cavey et al (2005). Minor changes have been made to the text. It is apparent in the available documentation that work was carried out to industry standard; however, there is no documentation for the pre-1994 drill holes.

Wardrop has carried out an independent verification of the database with the available assay certificates and log sheets. Further verification of collars and drill logs was carried out on-site during Wardrop’s site visits in October 2005 and March 2007.

1 4 . 1 H I S T O R I C V E R I F I C A T I O N

Core sampling and analysis of drill core was conducted to an industry standard. Sampling was apparently done in a consistent and professional manner. Chemex Laboratories in Vancouver was the primary lab used with one set of check analyses done at Acme Labs in Vancouver.

Chemex conducted automatic check analyses on 10% of the samples. In addition, every 20th sample was check assayed by Acme. The Chemex check assays compared well with the original assays, with an R2 value of 0.9488. Graphs of the Chemex versus Acme duplicate assay results give an R2 value of 0.8968. Cyprus Canada also compared reproducibility of gold assays on the metallics minus fraction with an Atomic Absorption (AA) finish versus gravimetric finish and achieved an R2 value of 0.9759.

Two standards were made up for the bulk of the 1995-drill program utilizing rejects from the winter drill program (T95-1 to 7). The low standard was assayed at 0.45 g/t and the high standard at 1.40 g/t. Standards were submitted with each sample batch. A total of 87 analyses were made on the low standard with a mean of 0.4556, standard deviation of 0.0369, and upper and lower limits of 0.5334 and 0.3777, respectively. A total of 94 analyses were made on the high standard with a mean of 1.3969, standard deviation of 0.1279, and upper and lower limits of 1.6667 and 1.1271, respectively.

The 2003 geology and drill programs were basically designed as due diligence programs to verify historic data. These programs have succeeded in obtaining similar gold grades along comparable lengths from similar mineralized areas of the property. Individual intercepts are different and can be explained by the variability present in the T4 vein mineralization. It appears that the reproduction of individual sample results will be difficult given the large number of variable grade quartz veins located on the property.

Cusac Gold Mines Ltd.	35	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 4 . 2 W A R D R O P V E R I F I C A T I O N

14.2.1	GE N E R A L V A L I D A T I O N

During the initial validation of the database, it was noted that the 2003 drill holes were missing. These drill holes were entered into the database using a double entry system. Collar positions, downhole dips, and lithologies were extracted from the drill hole logs. Although it was necessary to extract some assays from log sheets, where possible, they were taken from assay certificates. Minor errors were noted in the logged intervals and these were modified in order to carry out the estimate.

During the validation of the database, assays for which certificates were not available were compared to the assays in the drill logs. Due to the lack of documentation of the pre-1994 drill holes, it was not possible to carry out any validation on the assays and lithologies.

During the initial 2006 site visit by Wardrop, three diamond drill holes and three RC holes were reviewed. A further five diamond drill holes were reviewed during the 2007 site visit.

14.2.2	CO L L A R P O S I T I O N S

A total of 34 drill hole collars were found during the October 2005 site visit and handheld Global Positioning System (GPS) measurements taken. The GPS used was GARMIN GPSmap76 and the average accuracy reading recorded was within six metres. An additional five locations were measured but, as these did not have bore hole identification, their identification has had to be assumed. During 2007, it was not possible to obtain the GPS coordinates of the actual, due to the depth of snow; however, GPS position of drill pads, indicated by clearings, was taken with a GARMIN 60.GPS.

Apart from drill holes TT96-122 the majority of positions show acceptable differences when compared to the collars in the database (Table 14.1) .

Cusac Gold Mines Ltd.	36	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 14.1     Comparison of Database Collar Position and GPS Readings

BHID	Difference in Metres			BHID	Difference in Metres
	X	Y	Z		X	Y	Z
TT95-30	5	-2	-2	TT96-105	-2	-1	-4
TT95-46	9	-1	-7	TT96-106	-2	-5	-3
TT95-51	-3	-4	-7	TT96-107	-3	-5	-5
TT95-62	2	3	1	TT96-108	-9	-4	-1
TT95-66A	13	-10	-3	TT96-109	-8	-10	-7
TT95-66B	16	-3	-1	TT96-110	-4	4	-4
TT96-91	6	1	-5	TT96-111	0	-7	-4
TT96-92	4	1	-14	TT96-112	-1	3	2
TT96-93	-1	-2	-5	TT96-114	-2	-12	14
TT96-94	-8	1	-4	TT96-115	-5	-11	9
TT96-95	-5	1	-6	TT96-117	11	0	-5
TT96-96	-3	8	-5	TT96-122	36	-3	-1
TT96-97	2	0	-9	TT96-124	4	-8	5
TT96-98	9	3	-11	TT96-126	-3	0	11
TT96-99	5	-1	-9	COR-03-05	-6	1	13
TT96-100	-1	-3	-4	COR-03-06	0	-7	5
TT96-101	-1	0	-6	COR-03-07	3	-2	2
TT96-102	-7	0	-7	COR-03-08	3	-3	2
TT96-103	-7	2	-5	COR-03-10	8	2	1
TT96-104	-6	-3	-1

The collar positions were also compared to the topography in Datamine. Discrepancies were noted only in five drill holes. These holes plotted between 11 and 40 metres above the topography. The collar positions were not changed in the database as there is not certainty to the source of the error and it was not believed that they would significantly alter the resource estimate. These positions should be resurveyed prior to further resource estimates to establish the correct topography and collar position.

14.2.3	AS S A Y S

A total of 3,477 samples were checked out of a database of 15,787. The database has some assays set to zero where no samples were taken. Assay certificates were used as the primary source but in some instances where there are no certificates, the records were compared to those in drill logs. There are assay certificates from two laboratories for the 1996 drill campaign, namely Chemex Labs Ltd. and Mineral Environments Laboratory. The assays in the Excel database correspond to those from Chemex. Results are summarized in Table 14.2.

Cusac Gold Mines Ltd.	37	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 14.2    Summary of Samples Checked by Year

Drill Campaign	Total Assays	# Checked	No Data	% Checked	Errors	Comments
1979	283	0	283	0.00%
1980	115	0	115	0.00%
1981	234	0	234	0.00%
1982	372	0	372	0.00%
1984	482	0	482	0.00%
1985	376	0	376	0.00%
1986	155	0	155	0.00%
1987	78	0	78
1988	334	0	334	0.00%
1993	451	0	451	0.00%
						Sample 71458 is 10.97;
						should be 1.097.
						Sample 71459 is 11.66;
						should be 1.166.
1994	2710	671	2039	24.76%	5	Sample 71490 is 89.49; should be 8.949.
						Sample 71494 is 17.83;
						should be 1.783.
						Sample 73211 is 8.23;
						should be 0.823.
1995	5861	1300	4561	22.18%	0	from drill logs – no assay certificates.
1996	3253	369	2884	11.34%	0
1997	414	414	0	100.00%	0
2003	669	669	1	100.00%	0
TOTAL	15787	3423	12364	21.68%	5 (0.15%)

14.2.4	DO W N H O L E SU R V E Y S

No primary downhole survey data was present. Downhole dips recorded on drill logs were checked with the information in the database.

14.2.5	DR I L L HO L E RE V I E W

Core drill holes T95-62, T95-66B, T95-78, and COR-03-06 as well as RC holes T96-105, T96-115, and T96-120 were reviewed during the 2006 site visit by Wardrop. Core drill holes T95-69, T95-76, T96-83, T96-85, and T96-88 were reviewed during the 2007 site visit. The observed lithologies and zones of mineralization generally matched those in the logging sheet; however, there are portions of the core that are logged as either T4 or T2 mineralization that contain significant amounts of T3 mineralization. In the pre-2003 drill holes, sampling was carried out across lithological units and mineralization.

Cusac Gold Mines Ltd.	38	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 5 . 0 A D J A C E N T P R O P E R T I E S

The following section has been extracted from Wild (2003). Minor changes have been made to spelling and grammar.

The Taurus Deposit sits within the larger Cassiar Gold Property, owned by Cusac. The Cassiar Gold Property includes the Cusac (formerly Erickson) Mine, located approximately 10 kilometres south of the Taurus Deposit. The property hosts gold in steeply dipping quartz-carbonate veins in basalts immediately below listwanite zones. The listwanite zones are represent quartz-carbonate alteration along many shallow-dipping thrust planes. Mineralized veins pinch and swell and are characterized by multiple brecciation, ribboning, increased carbonate content, and usually less than 2% pyrite with traces of chalcopyrite and sphalerite (Westervelt, 1994). This style of mineralization is very similar to mineralization found at the Taurus Deposit. Information concerning the Cusac Mine is available in the Minfile database, accessible on the BC Ministry of Energy and Mines website.

Cusac Gold Mines Ltd.	39	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 6 . 0 M I N E R A L P R O C E S S I N G A N D M E T A L L U R G I C A L T E S T I N G

1 6 . 1 R E V I E W O F M E T A L L U R G I C A L D A T A – I N T R O D U C T I O N

The metallurgical study has been undertaken by Andre de Ruijter, P. Eng., of Wardrop.

A commercial gold producing plant was operational during the period 1982 to 1988 treating ore from the Taurus area/deposit and the nearby Cusac Mine. Although some plant data is available and will be discussed, the first recorded metallurgical test program appears to only have been done during 1987 by Westcoast Mineral Testing. This was followed by further tests by the same company in 1994 and by Beattie Consulting during 1995. However, the test details, procedures used, and origin(s) of the samples tested were in many cases not recorded, and the results obtained from these test programs are therefore listed as an indication of the anticipated outcomes only. Hazen Research conducted a more detailed test program in 1996 and the results of these tests provides the basis of the estimated recoveries for the various process treatment options as detailed in this report. The anticipated recovery of silver will also be reported in this review. Initially it had apparently not been recognized that the different ore types responded differently to recovery processes, and some of the earlier testwork did not make any distinction between the ore types. The Hazen Research test program highlighted the significantly different gold extraction results obtained from the different ores. It is therefore deemed imperative that the different ore types be identified and tested separately in order to assist with the economic evaluation of this deposit.

1 6 . 2 P L A N T D A T A

The best available metallurgical processing information for (apparently) T4-type material is based on the production data from the Taurus concentrator for the period 1986 to 1988. This mill was constructed in 1981 and commissioned during 1982. The plant operated until1988 when the ore reserves from the Taurus Mine lease area were exhausted. From 1986, the mill also processed ore from the nearby Cusac Mine on a custom toll-milling basis.

The mill initially comprised the following unit operations and operated at a throughput of 155 tpd, subsequently reduced to 125 tpd for the harder ore from Cusac Mine. Specific plant parameters, details and accuracy of plant measurements cannot however, be evaluated since these were not discussed in the information made available for review. The unit operations included:

  A two-stage, closed-circuit, crusher operation

  A closed-circuit, single-stage, ball mill for grinding

Cusac Gold Mines Ltd.	40	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

  Jigging of the mill discharge to obtain a gravity concentrate

  Upgrading of the jigging concentrate using a shaking table to obtain a high grade gold concentrate

  Flotation of the gravity tailings to produce a bulk flotation concentrate, for onward sale to a refinery in Montana for credit for the gold content

  (Subsequently installed during 1985) the cyanidation of the bulk flotation concentrate for gold recovery

  Cyanide destruction of the leached flotation concentrate tailings prior to discharge to a tailings dam.

A summary of the plant production data for the period 1986 to 1988 is given in Table 16.1 below. Although the ore was considered to be T4 material based on previous reports, this would require geological verification.

Table 16.1 Taurus Concentrator Plant Results

Item	Tons	Grade (Au g/t)	Gold Produced (kg)	Total (%)	Distribution
					Excluding Gravity (%)	Cyanidation Only (%)
Mill Feed	33,694	4.19	141.15	100.0	100.0	-
Gravity Concentrate	-	-	55.05	39.0	-	-
Flotation Concentrate	909	79.87	72.60	51.4	84.3	-
Cyanide Gold ex. Flot. Conc.	-	-	54.31	38.5	63.1	74.8
Cyanide Tailings ex. Flot. Conc.	909	20.12	18.29	13.0	21.2	25.2
Flotation Tailings	32,785	0.41	13.50	9.6	15.7	-
Gold Produced	-	-	109.36	77.5	-	-

The results indicate that the overall gold recovery achieved was 77.5% over this milling period of which 50.3% was recovered by gravity concentration with an overall gravity concentration gold recovery of 39.0% . It should also be noted that the overall flotation recovery of gold was 51.4% or 84.3% if the gravity concentration recovery is excluded. Of the flotation gold recovered into a bulk concentrate, only 74.8% of the gold was extracted by the subsequent cyanidation leach and recovery from solution process. No operational details have been reported in the literature provided for this study. Plant parameters and conditions, such as fineness of grind, flotation procedures and reagents, cyanidation concentration, and gold recovery from cyanide solutions, are therefore unknown and no comments can be made about the efficiency of the plant operations. However, the data provides a good and reliable indication of the amount of gold that could be recovered from (apparently) T4-type material using the above processing methods.

1 6 . 3 M E T A L L U R G I C A L T E S T P R O G R A M S

16.3.1	W E S T C O A S T M I N E R A L TE S T I N G , 1 9 8 7

The Westcoast Mineral Testing Company was apparently the first to report metallurgical testwork results in 1987 from samples taken from the Taurus Mine deposit. These samples

Cusac Gold Mines Ltd.	41	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

subsequently became known as T3-type material. This material was a low gold grade, high-pyrite content and was found to give poor gold recoveries. Flotation, cyanidation, and gravity concentration tests were conducted by Westcoast Mineral Testing. Details regarding the test procedures and techniques used have not been reported. The test results are therefore quoted verbatim and summarized in Table 16.2.

Table 16.2    Test Results – Westcoast Mineral Testing, 1987

Test Procedure	Head Grade Au (g/t)	Recovery (%)	Remarks
Gravity Concentration	4.4	“low”
Flotation	2.4	94	30% mass recovery
Cyanidation – Ore, Test 1	2.4	48
Cyanidation – Ore, Test 2	4.4	60

Since no test procedures and details regarding the sample origins, sampling methods, test procedures and parameters, test data, and assaying methods have been reported, these results can only be used in a general manner. Thus the flotation recovery for gold into a sulphide concentrate can be expected to be high, namely >90%, while the cyanide extraction of gold could be expected to be between 50 and 60%. However, this gold extraction is significantly higher than the results subsequently reported by Hazen Research in 1996 for T3-type material. Specifically, the Hazen Research test results showed major differences in the treatment of T3A and T3B material. The origin of the sample used by Westcoast Mineral Testing, although claiming to be T3-type material, is therefore seen to be crucial for the accurate estimation of gold recoveries from the different ore zones.

16.3.2	WE S T C O A S T M I N E R A L T E S T I N G , 1 9 9 4

Westcoast Mineral Testing conducted a more comprehensive testing program in 1994 and the results of these tests are given in Table 16.3. Again, test details and procedures have not been detailed. Also, the type of material used in the test program, that is, the T3 or T4 origin of these samples, was not disclosed either, although mention was made that the samples had a high pyrite content of up to 10%.

Table 16.3    Test Results – Westcoast Mineral Testing, 1994

Test Procedure	Head Grade Au (g/t)	Conc. Grade Au (g/t)	Recovery (%)	Remarks
Gravity Concentration I	8.8	147	8.3
Gravity Concentration II	6.8	~120	8 to 31	average of 4 tests
Flotation	8.2	51	94	15% mass recovery; 56% -74 µ
Cyanidation – Ore, Test 1	8.2	-	25	24 hr test; 100% -6730 µ
Cyanidation – Ore, Test 2	2.8	-	74	24 hr test; 100% -6730 µ
Cyanidation – Ore, Test 3	1.8	-	24	24 hr test; 100% -6730 µ
Cyanidation – Ore, Test 4	1.9	-	57	24 hr test; 100% -6730 µ
Cyanidation – Ore, Test 5	5.8	-	70	43% -74 µ
Cyanidation – Ore, Test 6	6.2	-	76	53% -74 µ
Cyanidation – Flotation Conc.	10.3	-	78	39% -74 µ

Cusac Gold Mines Ltd.	42	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

The general conclusions that could be drawn from the results of this set of tests are the following:

  The recovery of gold by gravity concentration was not as significant as had been obtained by the Taurus plant operations. The highest recovery obtained was 31%, whereas the plant recorded an overall recovery of 50% of the gold produced, or 39% of the ore feed. It was reported that no visible gold was observed in any of the gravity concentrates produced.

  A relatively low-grade flotation concentrate of about 51 g/t Au was recovered although the actual flotation recovery was high at 94%. The attempted gold – pyrite flotation separation tests were unsuccessful. Also, no sulphide sulphur assays were reported and the overall sulphide mineral flotation efficiency cannot be evaluated.

  Heap leach amenability tests on various different samples of crushed material of minus 6.73-mm particle size resulted in various extractions being obtained. A relatively high-grade sample of 8.2 g/t Au gave a gold extraction of 25%, while three low-grade samples varying in grade between 1.8 and 2.8 g/t Au gave extractions between 24 and 74%. These significantly different extraction results probably reflect the different geological origins of the various samples. The cyanide consumption of the various tests remained relatively consistent at between 0.4 and 0.6 kg/t NaCN.

  The extraction of gold was found to be dependent on the grind size. A finer grind increased the extraction of gold.

  The cyanidation of flotation concentrate resulted in an extraction of 78% of the gold. This recovery was very similar to that obtained by the Taurus plant operations which reported a recovery of 75%.

  The origin of the samples tested remained unknown and conclusions based on ore- type cannot be drawn. Given the relatively high cyanidation extractions indicated in Table 16.3, it would appear to indicate that the samples tested were from T4-type material.

16.3.3	B E A T T I E C O N S U L T I N G , 1 9 9 5

Beattie Consulting Company conducted some metallurgical tests during March 1995 reportedly using ore samples of both ore types, namely T3 and T4 material. The details of these tests are also not available but have been reported by Hawthorn and are quoted from this reference.

The gravity concentration tests, although achieving ratios of concentration approaching 1000:1, gave low gold recoveries of <10%. The grades of the concentrates obtained were not recorded. The detailed results of the flotation tests done by Beattie were also not reported, although mention was made of substantial gold recovery losses during the cleaning stages, but the extent of the losses was not quantified and the objectives of the flotation tests were not specified.

Cusac Gold Mines Ltd.	43	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

16.3.4	H A Z E N R E S E A R C H , 1 9 9 6

In contrast to the above, a comprehensive test program was conducted by Hazen Research during April 1996. Eleven composite samples of T3 and T4 material were tested, although some samples were mixed with T2 and/or T1 material. The tests were reported to have been carried out on composite samples of which eight were of the quartz – pyrite, T4-type samples, and three were of the disseminated pyrite, or T3-type samples. A distinction was made between samples labelled as T3A and T3B material. The T3A sample was regarded as a T4-type material, while the T3B was the disseminated pyrite type of T3-type material. Nothing is known about the nature of the samples labelled as T2 and T1 types.

Hazen Research did not conduct any gravity concentration tests. However, in addition to flotation and cyanidation tests, Hazen Research also conducted acid-base accounting tests, diagnostic leach tests, and detailed assays on the samples tested using Fire Assay for gold and silver, and Inductively Coupled Spectrometry (ICP) and X-Ray Fluorescence (XRF) analytical techniques for other elements of interest.

The flotation test results obtained are detailed in Table 16.4, the cyanide leach results are given in Table 16.5 and Table 16.6, while Table 16.7 gives the results of the diagnostic leach tests. Table 16.8 summarizes the analytical results obtained of various elements of interest in the samples of both ore types that were tested.

Table 16.4    Flotation & Flotation Concentrate Leaching Test Results – Hazen, 1996

Sample Type	Head Grade Au (g/t)	Conc. Grade Au (g/t)	Flotation Recovery (%)	Cyanidation Extraction (%)	NaCN (kg/t)	Lime (kg/t)	Overall Recovery (%)
Sample #1; T4	3.98	25.0	98.2	84.1	6.5	6.0	82.6
Sample #2; T3A with T2 & T1	1.13	15.2	95.2	73.9	10.8	10.0	70.4
Sample #3; T4 with T2	2.02	18.5	97.4	65.9	8.3	8.5	64.2
Sample #4; T4 with T3A	2.13	24.9	97.4	81.0	10.3	8.0	78.9
Sample #5; T4 with T2	1.75	14.0	96.8	86.3	7.0	5.5	83.5
Sample #9; T4	1.89	25.5	97.4	87.1	10.2	9.5	84.8
Sample #10; T4	0.55	5.0	87.5	39.0	8.0	6.0	34.1
Sample #11; T4 with T2	0.58	8.4	90.0	69.8	12.2	9.5	62.8
Sample #6; T3B	2.98	8.9	96.7	7.5	3.3	8.0	7.3
Sample #7; T3A & T3B	1.30	7.3	88.1	21.1	3.9	7.0	18.6
Sample #8; T3A & T3B	1.03	-	-	-	-	-	-

The flotation results given in Table 16.4 are similar to those obtained with previous tests, namely a low gold grade bulk concentrate with high gold recoveries, generally varying between 88 and 98%, for both sample types. The flotation concentrates were subsequently reground to a particle size of minus 37 microns, and then cyanided for gold extraction. The gold extractions varied between 8 and 21% for the T3 samples confirming the refractory nature of the flotation concentrates despite the fine grind, particularly for the T3B-type material. The T4 samples gave a mixed response varying from a low of 39 to a high of 87%. It is unclear whether the presence of T2 and/or T1 sample types mixed with the T3 and T4 material affected these results, or whether it again demonstrated the inherently varied nature of both T3 and T4 ore types respectively. Cyanide and lime reagent consumption values were high. For the reground T4 material, the cyanide consumption was between

Cusac Gold Mines Ltd.	44	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

7 and 12 kg/t, although it was significantly lower for the T3-type material at about 4 kg/t (excluding Sample #2). The lime consumption was relatively high for all the tests as a result of the high sulphide mineral content of the flotation concentrates and varied from six to 10 kg/t.

The overall gold extractions, achieved by flotation and the cyanidation of the flotation concentrate, are seen to vary greatly. For T3-type material, the low overall recoveries of 7 and 19% were anticipated from the test results of previous investigations. The T4 material overall recoveries also gave mixed results with an overall range from 34 to 85% gold recovery or between 63 and 85% if the results of Sample #10 are excluded.

The results show that the concentration ratio achieved by flotation is generally low with low bulk concentrate gold grades being attained, for both ore types. Similar findings had been reported by Westcoast Mineral Testing.

Hazen Research has been reported as apparently being unable to selectively recover gold from the associated pyrite in the flotation tests performed during their test program. This also confirms similar results reportedly being obtained by Westcoast Mineral Testing.

Table 16.5   Cyanidation Leach Bottle-Roll Test Results – Hazen Research, 1996

Sample Type	Head Grade Au (g/t)	Particle Size (100% -210 μ)			Grind (100 -74 μ)
		Extraction (%)	NaCN (kg/t)	Lime (kg/t)	Extraction (%)	NaCN (kg/t)	Lime (kg/t)
Sample #1; T4	3.98	67.4	0.7	2.1	76.1	0.9	1.6
Sample #2; T3A with T2 & T1	1.13	66.3	0.6	1.7	68.6	1.0	1.5
Sample #3; T4 with T2	2.02	52.8	0.7	1.9	65.6	1.2	2.0
Sample #4; T4 with T3A	2.13	71.0	0.8	2.3	73.4	1.0	2.3
Sample #5; T4 with T2	1.75	78.8	0.8	1.9	81.2	1.2	1.8
Sample #9; T4	1.89	76.6	0.3	0.6	83.1	0.8	0.6
Sample #10; T4	0.55	26.6	0.8	1.4	31.2	1.0	1.3
Sample #11; T4 with T2	0.58	52.4	1.2	2.0	61.1	1.2	1.9
Sample #6; T3B	2.98	3.6	0.6	1.0	6.0	0.9	1.1
Sample #7; T3A & T3B	1.30	15.8	0.5	1.1	14.1	0.8	1.2
Sample #8; T3A & T3B	1.03	11.7	0.6	1.1	14.2	1.2	1.6

Table 16.6 Cyanidation Test Results – Hazen Research, 1996

Sample Type	Head Grade Au (g/t)	Base Case	Extraction (%)
			High Temp. (60°C)	“Higher” Cyanide
Sample #1; T4	3.98	56.9	50.9	74.1
Sample #2; T3A with T2 & T1	1.13	54.5	66.7	81.8
Sample #3; T4 with T2	2.02	33.9	44.1	50.8
Sample #4; T4 with T3A	2.13	69.4	79.0	82.3
Sample #5; T4 with T2	1.75	64.7	82.4	99.5
Sample #9; T4	1.89	52.7	83.6	90.9
Sample #10; T4	0.55	18.8	25.0	37.5
Sample #11; T4 with T2	0.58	41.2	41.2	58.8
Sample #6; T3B	2.98	2.3	4.6	4.6
Sample #7; T3A & T3B	1.30	13.2	14.5	18.4
Sample #8; T3A & T3B	1.03	6.7	13.3	10.0

Cusac Gold Mines Ltd.	45	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Hazen Research reported two sets of cyanidation test results. The results given in Table 16.5 are from bottle-roll cyanide leach test. Two different particle size samples were tested: namely a particle size of minus 210 microns, and a particle size of minus 74 microns. The duration of these tests was 72 hours, although the test conditions and cyanide strengths have not been reported. The tests generally confirmed that a finer grind was beneficial to leach extraction for both ore types, although the T4 samples gave higher incremental recoveries compared with the T3 material. Cyanide consumption values were fairly consistent for all the tests conducted, with a small increase for the finer grind tests. Lime consumption was relatively static for the two corresponding sets of tests. The gold extractions were very low for T3 material, namely between 4 and 16%, and between 6 and 14% for the finer grind. The T4 material generally gave significantly higher, although widely scattered, gold extractions varying between 27 and 79% for the coarser particle size, and between 31 to 81% for the finer grind. These test results also confirms the varied characteristics of the material within the same ore type.

The cyanide test results given in Table 16.6 generally confirm the gold extraction results reported in the bottle-roll tests. This series of tests was reportedly done as “base case”, a “base case” test at a higher temperature, namely 60°C, and the third set of test results are for double the cyanide concentration as used in the “base case” tests. The “base case” test conditions have not been reported and no comment can be given regarding these tests. However, the differences in gold extractions obtained for the T4-type material were significant varying between 19 and 69% for the “base case” condition (generally similar to the results of Table 16.5), between 25 and 84% for the higher temperature condition, and between 38 and 99% for the increased cyanide concentration. In the case of T3 material, the respective differences in extractions were not significant.

A further set of results can be compared with the cyanidation results reported above in that the cyanide leach part of the diagnostic test gave results consistent with those reported in Table 16.5 and Table 16.6 for both T3 and T4-type samples (see Table 16.7 below).

It can therefore be concluded that higher cyanidation concentrations and finer grinds will give the highest gold extractions of the T4 material.

The results of the diagnostic leach tests conducted by Hazen Research were consistent with previous observations regarding the refractory nature of the T3, and specifically the T3B material, in particular. However, certain of the T4 samples also exhibited a relatively high degree of refractoriness.

The diagnostic procedure showed that the bulk of the gold not recovered during the cyanide leach is encapsulated/occluded within the pyrite grains. The results obtained are given in Table 16.7.

Cusac Gold Mines Ltd.	46	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 16.7    Diagnostic Leach Test Results – Hazen Research, 1996

Sample Type	Head Grade Au (g/t)	Cyanide Leach	% Gold Extracted
			HCl Acid Leach	Nitric Acid Leach	Cumulative Total
Sample #1; T4	3.98	74.0	1.5	23.7	99.2
Sample #2; T3A with T2 & T1	1.13	77.1	3.8	17.4	98.3
Sample #3; T4 with T2	2.02	74.5	1.7	23.2	99.4
Sample #4; T4 with T3A	2.13	74.5	2.3	22.1	98.9
Sample #5; T4 with T2	1.75	88.0	1.4	9.6	99.0
Sample #9; T4	1.89	78.8	2.5	17.0	98.3
Sample #10; T4	0.55	35.7	5.0	56.4	97.1
Sample #11; T4 with T2	0.58	61.0	3.9	31.3	96.2
Sample #6; T3B	2.98	6.5	2.0	90.6	99.1
Sample #7; T3A & T3B	1.30	17.0	2.5	78.7	98.2
Sample #8; T3A & T3B	1.03	13.8	3.9	76.6	94.3

The implications of the cyanidation and diagnostic leach sets of results are that the T3-type material has to be regarded as extremely refractory and that standard gold extraction processes will not recover the gold to any acceptable extent. More expensive treatment options, for example, oxidative pressure treatment, or roasting, or biological leaching will be required for this material possibly after a pre-concentration step such as the flotation of the sulphide minerals (containing the gold) into a bulk concentrate.

Detailed sets of assays were also conducted on these samples using ICP and XRF methods. Generally these indicated that no deleterious elements were present in the samples tested that would influence the cyanide extraction of gold. Arsenic was present in concentrations up to 0.26% in both T3 and T4 samples and this may be partially contributing to the refractory nature of both ore types. The manganese content of both ore types was found to be low at <0.14% and would therefore not be expected to contribute to the refractory nature of the ore. Copper, lead, zinc and nickel were all present in low concentrations in both ore types. The sulphide sulphur assay results confirmed the high sulphide mineral content of some of the samples returning assays of up to 13%. This is apparently present mainly as pyrite. No mineralogical analyses were performed.

A summary of the main elements of interest is given in the following table (Table 16.8) . This ICP analytical data gives additional insight into the different sample tested since previously only Fire Assays for gold analyses had been conducted.

Cusac Gold Mines Ltd.	47	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 16.8    ICP Analyses of Selected Elements – Hazen Research, 1996

Element	T4 Material (Range)		T3 Material (Range)
	Low	High	Low	High
As (%)	0.032	0.260	0.092	0.253
Co (ppm)	17	30	26	44
Cu (ppm)	15	62	26	40
Fe (%)	6.73	7.78	7.13	11.20
Hg (ppm)	-	<1	-	<1
Mn (%)	0.053	0.142	0.133	0.140
Mo (ppm)	1	10	2	7
Ni (ppm)	19	27	21	38
Pb (ppm)	<2	4	4	20
S (sulphide, %)	0.93	3.61	5.00	12.99
Zn (ppm)	12	80	28	50

Hazen Research also reportedly simulated a heap leach test using minus 12 mm-crushed sample, although the origin of the sample was not recorded. An extraction of 25% was obtained for this test confirming the need for a finer grind to liberate/expose the gold. No test details have been reported and the result is included in this review only on the basis that it has been reported elsewhere.

Hazen Research also determined the Bond Ball Mill Work Index as well as the Bond Abrasion Index but without further identification of the sample. Similarly, a High Energy Crushing Work Index tests was done on a sample from the deposit, although its origin was also not recorded. The Bond Ball Mill Work Index and High Energy Crushing Work Index both reported values of 13.3 kWh/short ton indicating moderate energy requirements for the crushing and grinding of this sample and categorising this as a moderately hard quartzite. The Bond Abrasion Index was determined to be 0.33 lb/kWh, which is in the lower end of the range for quartzite, namely 0.19 to 0.99 lb/kWh.

In addition, Hazen Research also tested 10 of the composite samples, as well as samples classified as waste, and flotation tailing samples, to determine the static acid-base accounting (ABA) values. The results obtained indicated that the T4 and waste rock samples were not acid generating. The three T3 composite samples tested gave the lowest Net Neutralisation Potential values, with Sample #6 recording a negative value. Samples from the T3 material were considered as borderline with respect to potential acid generating potential and would probably have to be mixed with waste rock to ensure compliance with environmental regulations.

1 6 . 4 R E V I E W O F M E T A L L U R G I C A L R E S U L T S

In assessing the results of the tests conducted at various times, the following reflects the anticipated recoveries of gold. The anomalous results, and results from tests with no specific sample identity, have been disregarded for purposes of this estimation. Note that the T3 category in this section implies only the highly refractory T3B-type material as tested by Hazen Research.

Cusac Gold Mines Ltd.	48	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Cyanidati on Recovery – Whole Ore Leach

Whole ore cyanidation of crushed and milled T4 material to a P80 (80% passing 74 microns/200 mesh) would be expected to give a gold recovery of about 77%. For T3 material, the anticipated gold recovery would be about 4%.

Flotation Recovery

The flotation of T4 material into a bulk concentrate would result in an anticipated gold recovery of about 95%. For T3 material, the corresponding anticipated gold recovery would be about 97%.

The flotation of gravity concentration tailings of T4 material would result in about 84% of the gold being recovered into a bulk sulphide concentrate. No results are available for T3-type material.

Cyanidation Recovery – Flotation Concentrate Leach

The extraction of gold by the leaching of the bulk flotation concentrates produced from T4 material would be about 79%. The extraction of gold from a bulk flotation concentrate of T3 material would be about 8%.

Overall Recovery – Flotation and Cyanidation

The overall recovery of gold from T4 material would be expected to be about 76% using flotation and the subsequent cyanidation of the bulk concentrate. The corresponding overall recovery of gold from T3 material would be about 7%.

Gravity Concentration

The anticipated recovery of gold from T4 material would be expected to be about 40% using gravity concentration only. No specific results are available to estimate the recovery of gold by gravity concentration for T3 material.

Heap Leach

No detailed tests were conducted on specifically identified T4 or T3 material. The one reported test from Hazen Research gave 25% gold extraction at a particle size of minus 12 mm, but the origin of the sample is not known. It could possibly be inferred that this was a sample from the T4-type material since the extraction of gold from T3 material is significantly lower. Other tests conducted at minus 6.73 mm particle size were performed by Westcoast Mineral Testing, but no sample identification was done nor were the test details given. In this case, the head grades and resulting gold extractions differed significantly. The range of gold recoveries reported by Westcoast varied from 24 to 74%.

The process options as discussed above are summarized in the following Table 16.9.

Cusac Gold Mines Ltd.	49	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 16.9    Metallurgical Results

Process Option(s)	Est. Recovery (%)		Remarks
	T4	T3
Heap Leach I	25	-	crushed to minus 12 mm; T4 inferred
Heap Leach II	24 to 74	-	crushed to minus 6.73 mm; T4 inferred
Gravity Concentration	40	-	after crushing & grinding
Flotation – Whole Ore	95	97	after crushing & grinding
Flotation – Gravity Tailings	84	-	after crushing, grinding & gravity conc.
Gravity, Flotation & Leaching	78	-	leaching of flotation concentrate
Cyanidation – Whole Ore	77	4	after crushing & grinding
Cyanidation – Flotation Conc.	79	8	after crushing & grinding
Flot. & Leaching of Flot. Conc.	76	7

1 6 . 5 S I L V E R R E C O V E R Y

Although the recovery of silver from the Taurus Deposit will be secondary to the recovery of gold, silver extraction results have been reported by Hazen Research and are summarized below. Table 16.10 gives a summary of the silver extraction results.

Table 16.10    Summary of Silver Extraction Results – Hazen Research, 1996

Sample Type	Head Grade Ag (g/t)	Cyanide Extraction (%)
		Diagnostic Test	Coarse -210 µ	Finer -74 µ
Sample #1; T4	8.05	50.2	57.9	26.5
Sample #2; T3A with T2 & T1	2.74	34.8	51.2	8.2
Sample #3; T4 with T2	1.37	42.9	32.0	21.6
Sample #4; T4 with T3A	2.57	40.8	42.2	17.1
Sample #5; T4 with T2	3.08	50.3	52.9	43.9
Sample #9; T4	1.20	29.6	36.0	21.2
Sample #10; T4	2.23	48.8	28.4	36.3
Sample #11; T4 with T2	0.51	31.8	33.5	27.5
Sample #6; T3B	5.48	42.7	74.5	47.0
Sample #7; T3A & T3B	3.08	21.4	42.7	18.4
Sample #8; T3A & T3B	4.97	24.1	43.9	43.8

The cyanide leach part of the diagnostic leach test results, and the bottle-roll cyanidation test results for the minus 210 microns tests, generally give similar extraction results for T4 material (except for Samples #2 and #10). The results for the T3-type samples are significantly different. Comparison of the silver extraction results of the minus 210 microns tests with the corresponding minus 74 microns tests also show significant differences although it would have been expected that the finer grind would give higher extraction results, as was found to be the case with gold extraction. However, without the test details available, it cannot be stated with any degree of certainty as to the reason(s) for the observed differences, except that possibly a cyanide starvation condition could have prevailed during the testing of the minus 74 microns samples.

Cusac Gold Mines Ltd.	50	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

The anticipated silver extraction by cyanidation leach would be expected to be about 42% for T4 material, and between 43 and 75% for T3B material. It is to be noted that the cyanide extraction for silver for the T3B sample is higher than the gold extraction. However, the recalculated head assay for silver appears to indicate poor correlation with the sample head assay, and possibly this result has to be regarded as spurious. Alternatively, this could indicate a mineralogical feature inherent to that ore type. Mineralogical and additional metallurgical tests would be required to resolve this apparently anomalous result. It is also assumed that all the silver assays have been conducted in a reliable manner with respect to sample preparation and assay procedure.

1 6 . 6 C O N C L U S I O N S

  The amount of gold recovered by gravity concentration at the Taurus Mine was significant, namely 39% of the gold in the feed during the treatment of (apparently) T4-type material. Since gravity concentration technology has improved markedly since the late 1980s when the plant was operational, it would be anticipated that the recovery could be improved should a centrifugal gravity concentrator be installed in a similar plant treating this type of ore.

  The Taurus Plant feed material is readily floated into a low gold grade, high mass recovery pyritic concentrate having a high gold recovery.

  The results of some of the metallurgical tests done by some investigators do not add to the knowledge as a result of incomplete description of details of these tests and/or procedures employed, and/or the fact that the ore type was not specified.

  The Hazen Research test results are consistent with the results of other investigators. The detailed nature of the test program makes these results acceptable for the estimation of gold recoveries using various treatment options. The results from the diagnostic leach tests are also comparable to the whole orecyanidation results thereby confirming the cyanidation results in general terms.

  Finer grinds improve the cyanide extraction of gold for both ore samples tested, although the proportional increase for T4 material is higher.

  The highest recovery of gold is estimated to be 78% for T4 material using the process route originally used at the Taurus Plant, namely gravity concentration, flotation and the cyanidation of the flotation concentrate. The equivalent recovery of T3 material would be about 6%.

  The whole-ore cyanidation process will potentially result in the highest gold recoveries being obtained for T4-type material. Higher cyanidation concentrations will increase the recovery values, although it will result in higher cyanide consumption.

  Gravity concentration followed by the cyanidation of the gravity tailings (with increased cyanide concentration) would probably be the optimal processing option but would require testing for confirmation. Should coarse gold, or nuggets, be present in the ore, the use of gravity concentration prior to cyanidation would probably be the recommended processing route.

Cusac Gold Mines Ltd.	51	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

  The heap leach tests results have given conflicting results. An extraction of 74% may be an economically viable option, but not at the lower extractions recorded.
  The high extraction result of 74% is encouraging, but this must be properly definedand confirmed. Further work is required to determine why such a range ofrecoveries occurs, and if the lower recoveries can be improved.

  Flotation of the gold into a pyritic concentrate gives high gold recoveries but also results in high losses during the subsequent treatment for gold recovery as per the Taurus Plant results.

  Approximately 42% of the silver present in the T4-type ore would be recovered by a cyanidation leach process.

  The T3-type ore is highly refractory and should be kept separate from T4-type material if any of the conventional process options are to be used for gold recovery.

Cusac Gold Mines Ltd.	52	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 7 . 0 M I N E R A L R E S O U R C E A N D M I N E R A L R E S E R V E E S T I M A T E S

1 7 . 1 I N T R O D U C T I O N

In order to carry out the evaluation on the property, it was divided into the seven areas based on historic information. Drill holes where subdivided into these seven areas. In some instances, where drill holes straddle boundaries or lie close to the boundary, they have been included in more than one area. The seven subdivisions are:

  Sable

  88 Hill

  88 West

  Highway

  Taurus West (Taurus W)

  Taurus

  Plaza.

The database used to carry out the resource contains a total of 372 drill holes and 15,787 assay entries.

Kevin Palmer P. Geo., who is independent of Cusac Gold Mines Ltd. as specified in NI 43-101, has carried out the resource estimate. Kevin was employed by Wardrop as a Senior Geologist at the time this resource estimate was prepared in January 2006 on behalf of American Bonanza Gold Corporation. Kevin is now employed with Golder Associates Ltd. but has been retained by Wardrop for the purpose of releasing this resource estimate to fulfill Cusac’s public disclosure requirements.

1 7 . 2 D A T A

17.2.1	DA T A B A S E

American Bonanza Gold Corporation supplied Wardrop with Gemcom and Excel Databases for the 2006 resource estimate. The resource estimate prepared by Wardrop was carried out using Datamine software. The Excel Database was used as the primary source of data. The topography solid model was imported into Datamine from Gemcom.

It became apparent early on in the process that the names of lithologies differed from the early logging when compared to later logging. During the site visit and from reviewing literature it became apparent that sampling had been carried out across lithological contacts and that a significant amount of T3 mineralization had been misidentified.

Cusac Gold Mines Ltd.	53	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

17.2.2	BU L K D E N S I T Y A N D R E C O V E R I E S

The database supplied to Wardrop did not contain any information on recoveries or bulk densities. A bulk density of 2.7 tonnes per cubic metre has been used (Broughton and Masson, 1996). There is information on recoveries in some of the drill logs and this should be compiled. Wardrop has used the 2.7 tonnes per cubic metre to calculate tonnage. A test programme to establish an appropriate bulk density should be implemented.

17.2.3	CH A N G E O F S U P P O R T

Drilling on the Taurus Deposit area has included several sizes of diamond drill holes as well as RC drilling. Each type of hole will produce a different volume of rock per metre drilled. During the Cyprus drilling campaign in 1995 a number of core holes were twinned with RC holes. Samples from the 3 holes in pyritic quartz vein mineralization assayed an average 23.8% higher in the RC samples than in core samples. In disseminated pyrite mineralization (Taurus West), RC samples assayed lower than core samples. Broughton and Masson (1996) concluded that these variances were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, and/or a more representative sample from RC due to the greater sample size. From their study, no firm conclusion can be made.

Statistical evaluation of the post 1994 drill holes in 88 Hill area indicate that both the mean and median values are higher for RC drilling than for core drill holes (Table 17.1) .

It is recommended that this issue be further investigated prior to reporting resources at higher confidence than inferred.

1 7 . 3 G E O L O G I C A L I N T E R P R E T A T I O N

There is at present no complete geological model of the mineralized zones for the Taurus Deposit. During the site visit it was noted that sampling was carried out across lithological boundaries and based on the drill holes reviewed it is apparent that portions of the core that are logged as either T4 or T2 mineralization contain significant amounts of T3 mineralization.

There is also a different set of rock codes used in the earlier drill holes and it was therefore not possible carry out a reasonable interpretation with the mixed data set.

In order to carry out the evaluation a process of categorical or indicator kriging was applied. Grades greater than or equal to 0.30 g/t Au were set to 1 and those below to 0 in order to estimate the probability of blocks having a mineralization of greater than 0.30 g/t. Ordinary kriging was used for interpolation.

Examination of sections indicated that blocks with a greater than 40% probability of being greater than 0.30 g/t best reflected the higher-grade samples. Blocks below 40% were defined as low grade and those equal to or greater than as higher grade. The blocks were then used to subdivide the drill holes into low-grade and higher-grade.

Cusac Gold Mines Ltd.	54	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 7 . 4 E X P L O R A T O R Y D A T A A N A L Y S I S

17.4.1	AS S A Y S

The seven areas Sable, 88 Hill, 88 West, Highway, Taurus West, Taurus and Plaza were sampled by 372 drill holes. The basic statistics for the samples for each area are listed in Table 17.1. Some drill holes have been included in more than one area. Appendix A contains the basic statistics by rock type for each of the areas. The lithologies of the post-1994 drilling commence with “T”. Rock types that have fewer than 10 samples have not been included.

Table 17.1    Taurus Raw Statistics by Area

		Sable	88 Hill	88 West	Plaza	Taurus W	Taurus	Highway
	Valid Cases	1090	6081	1632	685	2763	1869	795
	Mean	3.83	0.72	0.54	1.33	0.58	1.44	1.26
	Std. Error of Mean	0.85	0.03	0.02	0.14	0.02	0.26	0.15
	Variance	784.37	5.89	0.95	12.97	0.93	125.82	17.01
	Std. Deviation	28.01	2.43	0.98	3.60	0.97	11.22	4.12
	Variation Coefficient	7.31	3.37	1.82	2.70	1.67	7.80	3.26
	Rel. V. Coefficient (%)	22.15	4.32	4.50	10.32	3.17	18.04	11.57
	Skew	30.16	15.63	7.44	14.03	4.57	23.53	13.56
	Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Maximum	899.07	77.10	20.30	75.60	19.17	357.01	75.60
	Range	899.07	77.10	20.30	75.60	19.17	357.01	75.60
Percentile	1st	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	5th	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	10th	0.02	0.00	0.00	0.00	0.00	0.00	0.00
	25th	0.34	0.01	0.03	0.03	0.00	0.00	0.03
	50th	1.47	0.07	0.24	0.61	0.14	0.07	0.45
	75th	3.20	0.70	0.64	1.44	0.83	0.89	1.27
	90th	6.10	1.77	1.32	3.12	1.71	2.19	2.71
	95th	10.23	2.81	2.14	4.78	2.43	3.77	4.47
	99th	34.28	7.44	4.43	11.69	4.18	18.91	11.55

17.4.2	CO M P O S I T E S

Assays were composited into 1.5 metre down-hole composites while honouring the interpreted geological solids. Zero grades were assigned if the intervals were not sampled. Assays below detection limit have been recorded as zero grades in the database so it was not possible to quantify their individual contribution.

17.4.3	CA P P I N G

All data sets with a coefficient of variation (C.O.V.) of greater than 1.5 were investigated, using rank disintegration techniques, to determine the potential risk of grade distortion from higher grade assays.

Cusac Gold Mines Ltd.	55	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 17.2    Grade Capping Levels

	Sable		88 Hill		88 West		Highway
	Low Grade	High Grade	Low Grade	High Grade	Low Grade	High Grade	Low Grade	High Grade
Capping Applied	15.05	9.77	13.99	12.42	2.52	NTC	10.15	NTC
Capped Mean	0.61	1.55	0.22	1.14	0.15	0.77	0.30	0.96
Raw Mean	0.78	2.07	0.24	1.21	0.16	0.77	0.32	0.96
% Decrease	22%	25%	7%	6%	7%	0%	8%	0%
Capped C.O.V.	3.2	1.5	3.6	1.5	2.3	1.2	3.4	1.2
Raw C.O.V.	7.1	3.0	6.0	1.9	3.1	1.2	4.2	1.2
% Decrease	54%	50%	39%	22%	26%	0%	18%	0%
	Taurus West		Taurus		Plaza
	Low Grade	High Grade	Low Grade	High Grade	Low Grade	High Grade
Capping Applied	NTC	NTC	11.33	NTC	9.45	9.49
Capped Mean	0.18	0.96	0.16	0.99	0.42	1.13
Raw Mean	0.18	0.96	1.22	0.99	0.48	1.15
% Decrease	0%	0%	28%	0%	14%	1%
Capped C.O.V.	3.1	1.2	5.4	1.4	2.9	1.5
Raw C.O.V.	3.1	1.2	13.4	1.4	4.7	1.6
% Decrease	0%	0%	60%	0%	38%	4%

Although the Taurus West low-grade data has a high C.O.V. there was no apparent disintegration in the data and hence no capping was applied. NTC means that no capping was applied.

1 7 . 5 S P A T I A L A N A L Y S I S

Variography, using Sage2001 software, was completed for a grade indicator and for the low and high grade zones identified using categorical indicator kriging. This was carried out for each of the seven areas. Downhole variograms were used to determine nugget effect and then correlograms were modelled to determine spatial continuity. A single structure spherical model was used to model the correlogram. Table 17.3 to Table 17.5 summarize the results of the variography.

The indicator variography indicates an East-West trend for 88 Hill, 88 West, Taurus and Plaza. The higher-grade variography indicates an East –West trend for Sable, 88 Hill, 88 West and Taurus. This conforms to the general interpreted trends of mineralization for the property. The trends indicated for the Highway probably reflect the orientation of the samples.

Cusac Gold Mines Ltd.	56	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 17.3    Indicator Variography

Ind	Direction	Azimuth	Dip	Nugget	Sill C1	Range A1 (m)
Sable	1	016	-50	0.30	0.70	7.2
Sable	2	003	40	0.30	0.70	6.8
Sable	3	098	06	0.30	0.70	4
88 Hill	1	090	00	0.25	0.75	27.7
88 Hill	2	179	85	0.25	0.75	16.9
88 Hill	3	360	05	0.25	0.75	15.3
88 West	1	082	08	0.30	0.70	92.8
88 West	2	340	57	0.30	0.70	27.2
88 West	3	177	32	0.30	0.70	24.4
Highway	1	044	20	0.20	0.80	26
Highway	2	206	69	0.20	0.80	17.5
Highway	3	312	06	0.20	0.80	11.4
Taurus W	1	027	-55	0.20	0.80	29.4
Taurus W	2	057	31	0.20	0.80	19.6
Taurus W	3	318	15	0.20	0.80	14.2
Taurus	1	091	-25	0.30	0.70	63.6
Taurus	2	062	62	0.30	0.70	15.4
Taurus	3	175	12	0.30	0.70	10.9
Plaza	1	108	09	0.35	0.65	27.9
Plaza	2	352	69	0.35	0.65	14.6
Plaza	3	201	19	0.35	0.65	8.2

Table 17.4    Higher Grade Variography

HG	Direction	Azimuth	Dip	Nugget	Sill C1	Range A1 (m)
Sable	1	087	10	0.80	0.20	131.9
Sable	2	004	-31	0.80	0.20	11.4
Sable	3	341	57	0.80	0.20	5.8
88 Hill	1	079	-66	0.55	0.45	79.6
88 Hill	2	088	24	0.55	0.45	18.3
88 Hill	3	176	-03	0.55	0.45	4.5
88 West	1	080	35	0.30	0.70	27.7
88 West	2	317	39	0.30	0.70	25.7
88 West	3	196	32	0.30	0.70	13.6
Highway	1	037	35	0.30	0.70	19.3
Highway	2	242	52	0.30	0.70	14.7
Highway	3	135	12	0.30	0.70	7.8
Taurus W	1	011	-51	0.20	0.80	21.8
Taurus W	2	353	38	0.20	0.80	11.2
Taurus W	3	090	09	0.20	0.80	9.6
Taurus	1	101	03	0.55	0.45	32.8
Taurus	2	014	-48	0.55	0.45	14.4
Taurus	3	009	41	0.55	0.45	4.5
Plaza	1	026	20	0.30	0.70	47.5
Plaza	2	081	-16	0.30	0.70	11.0
Plaza	3	165	20	0.30	0.70	7.2

Cusac Gold Mines Ltd.	57	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 17.5    Low Grade Variography

LG	Direction	Azimuth	Dip	Nugget	Sill C1	Range A1 (m)
Sable	1	093	-66	0.75	0.25	8.6
Sable	2	348	-06	0.75	0.25	7.1
Sable	3	076	23	0.75	0.25	3.2
88 Hill	1	080	-16	0.75	0.25	50.1
88 Hill	2	332	-48	0.75	0.25	14.4
88 Hill	3	002	38	0.75	0.25	9.9
88 West	1	096	-05	0.65	0.35	86.8
88 West	2	012	51	0.65	0.35	21.3
88 West	3	182	38	0.65	0.35	17.4
Highway	1	027	59	0.75	0.25	25.1
Highway	2	299	-02	0.75	0.25	12.7
Highway	3	210	31	0.75	0.25	3.7
Taurus W	1	021	-42	0.25	0.75	14.8
Taurus W	2	142	-30	0.25	0.75	12.7
Taurus W	3	074	34	0.25	0.75	10.0
Taurus	1	267	71	0.90	0.10	60.2
Taurus	2	060	17	0.90	0.10	59.8
Taurus	3	152	08	0.90	0.10	6.2
Plaza	1	037	70	0.30	0.70	41.4
Plaza	2	094	-11	0.30	0.70	25.2
Plaza	3	180	17	0.30	0.70	6.0

1 7 . 6 B L O C K M O D E L

Block models were established in Datamine for each of the seven areas. The models were confined to below the topography and to perimeters created around each area. All areas used the same protomodel so that they could be combined in order to facilitate future pit optimization.

17.6.1	BL O C K S I Z E

A standard block size of 15 x 15 x 5 metre was used for the interpolation. This was based on the average sampling spacing on the property and taking into consideration probable open cast mining.

17.6.2	I N T E R P O L A T I O N PL A N

The details of the interpolation plan for each area are included in Appendix B. In summary, a single pass at the sill range was used for the indicator model, except for the Sable area where a second pass was carried out at twice the sill range. A three-pass strategy was used for the grade models where the third pass was designed to ensure that there was a high probability of grades being assigned to the blocks.

Three methods of interpolation were used for grade estimation, ordinary kriging, inverse distance squared and nearest neighbour.

Cusac Gold Mines Ltd.	58	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

17.6.3	MI N E R A L R E S O U R C E C L A S S I F I C A T I O N

Due to it not being possible to create a geological model, the lack of bulk density data, and the inability to verify portions of the database, as well as the potential problem areas being noted during the site review, the deposit has been classified as an Inferred Mineral Resource.

17.6.4	M I N E R A L R E S O U R C E T A B U L A T I O N

A total of 220,000 tonnes at a grade of 5.14 Au g/t (Cavey et al., 2005) was treated through the mill prior to its closure in 1988. There is no information available to author as to the location from which this tonnage was extracted. The tonnage has been depleted from Taurus Mine area based on metal content. A small open pit extracted 2,600 tonnes from 88 Hill area. It is not clear as to whether this has been included in the 220,000 tonnes. This tonnage has not been depleted from the resource estimate.

Table 17.6 shows the Inferred Mineral Resources for Sable, 88 Hill, 88 West, Highway, Taurus West, Taurus Mine and Plaza areas. Wardrop recommends using the 0.50 g/t Au cut off as the base case. At a cutoff grade of 0.50 g/t Au, the seven areas of the Taurus Deposit contain an Inferred Mineral Resource of 32.4 million tonnes at an average grade of 1.0 g/t Au.

Due to the uncertainty of Inferred Mineral Resources it cannot be assumed that all, or any part of this resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. To justify upgrading of the mineral resource demonstrated economic viability is required.

The setting of the un-sampled sections of the drill hole to zero grade will result in a conservative estimate for the property.

Cusac Gold Mines Ltd.	59	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 17.6    Inferred Resources at Increasing Cutoffs from 0.50 to 2.00 g/t Au

Cutoffs	Sable		88 Hill		88 West		Highway
	Tonnes (000’s)	Au g/t	Tonnes (000’s)	Au g/t	Tonnes (000’s)	Au g/t	Tonnes (000’s)	Au g/t
0.50	1,349	1.32	7,405	1.19	3,535	0.87	1,891	1.00
0.75	990	1.58	5,333	1.41	1,769	1.13	1,205	1.21
1.00	731	1.83	3,580	1.68	909	1.39	721	1.44
1.25	551	2.05	2,388	1.96	572	1.57	379	1.74
1.50	434	2.24	1,590	2.26	231	1.82	188	2.09
1.75	286	2.57	1,257	2.43	102	2.11	125	2.33
2.00	194	2.90	963	2.61	54	2.34	76	2.63
Cutoffs	Taurus W		Taurus		Plaza		TOTAL
	Tonnes (000’s)	Au g/t	Tonnes (000’s)	Au g/t	Tonnes (000’s)	Au g/t	Tonnes (000’s)	Au g/t
0.50	3,706	1.02	2,346	0.99	917	0.95	21,150	1.07
0.75	2,212	1.28	1,163	1.24	516	1.21	13,188	1.32
1.00	1,422	1.52	455	1.52	251	1.60	8,068	1.60
1.25	825	1.82	110	1.77	159	1.88	4,984	1.88
1.50	510	2.11	0		105	2.14	3,058	2.19
1.75	362	2.31	0		69	2.40	2,201	2.41
2.00	267	2.46	0		42	2.78	1,596	2.62

1 7 . 7 M O D E L V A L I D A T I O N

17.7.1	VI S U A L VA L I D A T I O N

The visual comparisons of block model grades with composite grades for each of the seven areas show a reasonable correlation between the values. No significant discrepancies were apparent from the sections and plans reviewed.

17.7.2	GL O B A L C O M P A R I S O N S

The global block grade statistics for the ordinary kriging model are compared to the inverse distance, nearest neighbour model grades and capped declustered composite means in Table 17.7 for each of the seven areas. In general, there is agreement between the models and the capped declustered composites, apart from the Sable and Plaza areas. There is a very good correlation between the ordinary kriging and inverse distance methods.

Cusac Gold Mines Ltd.	60	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 17.7   Block Model Validation

Area	OKAU	NNAU	IDPAU	Declust DH	OKAU vs. NNAU	OKAU vs. IDPAU	OKAU vs. Declus
Sable	0.63	0.49	0.63	0.58	28	1	8
88 Hill	0.43	0.43	0.43	0.45	0	0	-3
88 West	0.38	0.37	0.38	0.38	2	-2	-1
Highway	0.41	0.40	0.42	0.43	4	-2	-4
Taurus W	0.31	0.30	0.31	0.32	3	0	-4
Taurus	0.18	0.17	0.18	0.19	9	1	-2
Plaza	0.30	0.27	0.30	0.37	11	1	-18

Only the Plaza area shows discrepancy for both the nearest neighbour and declustered values and, as the tonnage is relatively small from this area, the overall impact was not regarded as being significant.

17.7.3	S W A T H P L O T S

Swath plots were plotted for each of the seven areas in order to compare drill samples, ordinary kriged, inverse distance squared and nearest neighbour grades. A review of the plots indicates that, although ordinary kriging smoothed the data, it generally reflected the drill samples.

Table 17.8    Taurus West Swath Plot in Y Direction

All of the swath plots have in included in Appendix C.

Cusac Gold Mines Ltd.	61	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 8 . 0 O T H E R R E L E V A N T D A T A A N D I N F O R M A T I O N

1 8 . 1 E N V I R O N M E N T A L C O N S I D E R A T I O N S

There are currently no known environmental liabilities on the property as the past Taurus Mine has been reclaimed. The largest environmental risks present from open pit mining operations are acidic and/or metal laden effluent from tailings and waste rock dumps. Some preliminary Acid/Base Accounting work has been done on various rock types on the property.

This data indicates that low-grade portions of T3 mineralization may need to be carefully disposed of, perhaps commingled with waste rock as regulators prefer average Neutralization Potential Ratios (NPR) in excess of two.

Cusac Gold Mines Ltd.	62	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

1 9 . 0 C O N C L U S I O N S

Verification of the Taurus Deposit database indicates that it meets industry standards for the portions that could be verified. Although there is no documentation for the pre-1994 data there is no reason to believe that it is not accurate.

Due to it not being possible to create a geological model, the lack of bulk density data and the inability to verify portions of the database as well as the potential problem areas being noted during the site review, the deposit has been classified as an Inferred Mineral Resource.

At a cutoff grade of 0.50 g/t Au the seven areas of the Taurus Deposit contains an Inferred Mineral Resource of 32.4 million tonnes at an average grade of 1.0 g/t, which equates to 1,040,866 troy ounces of Au. The combined tonnage and grade for 88 Hill, 88 West and Highway at this cut off is 24.1 million tonnes at 0.98 g/t.

Due to the uncertainty of Inferred Mineral Resources it cannot be assumed that all, or any part of this resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. To justify upgrading of the mineral resource demonstrated economic viability is required.

Table 19.1 provides a summary by area for the property.

Table 19.1    Summary of Inferred Mineral Resource Estimate at 0.50 g/t Au Cutoff

Zone Name	Tonnes (000’s)	Average Grade (g/t Au)	Contained Ounces of Gold
Sable	1,350	1.32	57,339
88 Hill	8,505	1.15	315,797
88 West	13,102	0.87	366,930
Highway	2,456	0.98	77,276
Taurus West	3,709	1.02	121,056
Taurus	2,348	0.99	74,489
Plaza	917	0.95	27,999
Total	32,386	1.00	1,040,886

Results from the metallurgical assessment can be summarized as follows:

  The heap leaching process could be a viable process option but requires confirmatory testwork. Significantly different recovery values ranging from 24 to 74% have been reported but were based on incompletely described test results. If testing indicated that improved gold recoveries were attainable, opportunities could be investigated to lower the processing, mining or capital costs.

  The lower capital cost for the heap leaching facility favours this process over the CIP.

Cusac Gold Mines Ltd.	63	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

  The deposit appears to have numerous higher-grade pods within a low-grade matrix. These pods may be an artefact of the drilling information available and the estimating method used. Improving the continuity of the high grade and mineralized zones should be investigated, particularly if a mill not a heap leach is contemplated.

  Metallurgical recovery has considerable impact on the process selection economics and efforts should be expended in improving this parameter.

Metallurgical recovery has considerable impact on the process selection and economics of the project. It is imperative that further metallurgical testing be performed to provide definitive results on which project viability can be based.

Cusac Gold Mines Ltd.	64	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

2 0 . 0 R E C O M M E N D A T I O N S

It should be stressed that a general classification between T4 and T3 material has been made in this review. However, it would appear as if there are at least two T3 types, namely a T3A and a T3B classification. From the Hazen Research testwork, it can be concluded that the T3B-type is the highly refractory ore type only, although certain T4-type material samples also displayed a significant degree of refractoriness. It is therefore vital that the classification of ore types, particularly T3 and T4, be done systematically followed by detailed testwork as per the Hazen Research program, in order to metallurgically characterize these different ores types.

The refractory nature of the T3B-type ore has not been fully researched mainly because of the low grades found during the exploration phase. Further testwork is recommended to fully characterize this ore type, and provide more information about the T4 and T3 material, as well as the T2 and T1 types. The recommended tests include the following:

  A detailed mineralogical study to identify the minerals present and to determine the liberation sizes and characterize the mineral associations;

  A systematic sequence of heap leach tests to characterize the extraction potential of gold from this material under heap leach conditions;

  Bioleaching amenability tests on each of the ore types, but particularly on the respective bulk sulphide flotation concentrates;

  Gravity concentration tests using the centrifugal gravity concentrator particularly if coarse gold is present. These tests should then be extended to include cyanidation of the gravity tailings at different cyanide concentrations;

  Cyanide destruction tests on the tailings after the most suitable processing option routes have been identified;

  ABA tests on the tailings of cyanided flotation concentrates;

  Pressure oxidation tests on each of the ore types, as well as the respective bulk flotation concentrates;

  The economic implications of the flotation of cyanidation leach tailings for the recovery of gold into a pyritic concentrate, and the subsequent sale to a smelter, roaster or bioleach plant with credit for the gold content should be evaluated. This option would be of particular interest in the treatment of T3-type material; and

  Carbon-in-pulp, and/or carbon-in-leach tests on whole-ore T4-type samples, or gravity concentration tailings. These tests would also indicate whether preg-robbing would be expected to occur during the cyanidation process.

A recommended test program outlining the first phase of metallurgical testing has been given in Appendix D, together with a budget cost for these tests. The T4-type of ore requires metallurgical characterization in order that process selection and development may

Cusac Gold Mines Ltd.	65	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

follow. However, some basic tests on the other ore types are also recommended. A further, more detailed, phase of the testing of the Taurus ore types will be required should the project develop to the engineering design and pre-construction feasibility stage.

In order to improve the confidence in future resource estimates and to establish a uniform sampling method the following recommendations should be implemented:

  Sampling of low grade intersections and verification of high grade intersections in the pre-1994 drill holes;

  Re-logging of core to establish a common lithological nomenclature and to identify high grade veins and envelopes of low grade mineralization;

  Confirm geological interpretation and correlate with mineralization of high- and low- grade zones;

  Investigate the grade differences between the various types of drilling; and

  Document/obtain bulk density and recovery information based on lithological and grade criteria.

Further, drilling would be based on results from the above programme and may be required prior to recalculating the resource estimate.

It is estimated that it would require a geologist three months to re-log and interpret the drill holes. A further month would be required to write up the report. A technician would be needed to assist in moving core boxes and to carry out the sampling. The exact number of samples that will be taken is not known, but a figure of 1,000 has been assumed. Further, it is recommended that 1,000 metres of infill drilling be carried out in the 88 Hill area to improve the understanding of the mineralization in that area.

Depending on the number of tests total metallurgical testing cost will vary, but an initial budget of $50,000 is recommended, including metallurgical program preparation, assaying and evaluation of results. Drilling for metallurgical testing, 900 metres should also be carried out in the older areas where the core may be oxidized.

The recommended 2007 field budget to carry out the recommended work program is outlined in Table 20.1.

Cusac Gold Mines Ltd.	66	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Table 20.1    2007 Phase I Taurus Deposit Exploration – May 1st to August 31st

On Going Compilation:
1 Supervising Geologist incl. Camp Costs & Travel	$60,000
Metallurgical Studies (Wardrop Engineering):
Including shipping, taxes, 15% contingency	$70,000
Diamond Drilling:
Metallurgical Drilling
6 HQ Drill Holes @ 150 m @ $160/m all up	$144,000
(includes drilling, fuel, additional equipment, logging, assaying, camp costs for drillers)
Mobilization & Demobilization of Drill	$10,000
Surveying Drill Holes	$1,000
Geological Infill Drilling
14 NQ Drill Holes @ 150 m @ $155/m all up	$325,500
(includes drilling, fuel, additional equipment, logging, assaying, camp costs for drillers)
Surveying Drill Holes	$1,500
Exploration (Step-Out) Drilling
5 NQ Drill Holes @ 200 m @ $155/m all up	$155,000
(includes drilling, fuel, additional equipment, logging, assaying, camp costs for drillers)
Surveying Drill Holes	$1,000
Diamond Drilling Direct Costs Subtotal	$638,000
Taurus Drill Core Relogging & Infill Sampling:
(May 1st -August 31st) 4 months
Wages (1 Supervisor Geo, 2 Junior Geo, 2 Labourers)	$168,000
Independent Qualified Person Site Visit, Review, and Report	$15,000
Support costs (food, lodging, 1st aid, vehicle, equipment rental)	$61,680
Core Relogging & Infill Sampling Subtotal	$244,680
Total Phase I Budget May to August 2007	$1,012,680

Cusac Gold Mines Ltd.	67	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

2 1 . 0 C E R T I F I C A T E S O F Q U A L I F I E D P E R S O N S

2 1 . 1 C E R T I F I C A T E F O R K E V I N J . P A L M E R

I, Kevin John Palmer of Nanaimo, British Columbia, do hereby certify that as an author of this TECHNICAL REPORT ON THE TAURUS DEPOSIT – LIARD MINING DISTRICT, B.C., dated June 11, 2007, I hereby make the following statements:

  I am a Resource Geologist for Golder Associates Ltd. on temporary contract assignment to Wardrop Engineering Inc. with a business address at 800 – 555 West Hastings Street, Vancouver, British Columbia.

  I am a graduate of the University of the Witwatersrand (B.Sc. Hons., 1984).

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration #145645).

  I have practiced my profession in mineral exploration and mining continuously since graduation and have carried out resource estimates on similar gold deposits in British Columbia and the Yukon. I have over 12 years experience in using Datamine to carry out 3D modelling, resource, and reserve estimates.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  I am responsible for Sections 2–13, 15, 17, and portions of 1, 14, 19, and 20 of this technical report titled “Technical Report on the Taurus Deposit – Liard Mining District, B.C.“, dated June 11, 2007.

  I have visited the Taurus Deposit area on March 23 and 26, 2007.

  I have no prior involvement with the property that is the subject of the Technical Report other than preparing a resource estimate for the Taurus Deposit on behalf of American Bonanza in January 2006.

  As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  I am independent of the Issuer applying the tests set out in Section 1.4 of National Instrument 43-101.

  I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 11th day of June 2007 at Vancouver, British Columbia.

“Original Document, Revision 02 signed
and sealed by Kevin J. Palmer, P.Geo.”
Kevin J. Palmer, P.Geo.
Resource Geologist
Golder Associates Ltd.

Cusac Gold Mines Ltd.	68	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

2 1 . 2 C E R T I F I C A T E F O R M A R I N U S A N D R E D E R U I J T E R

I, Marinus Andre de Ruijter of Delta, British Columbia do hereby certify that as an author of the TECHNICAL REPORT ON THE TAURUS DEPOSIT – LIARD MINING DISTRICT, B.C., dated June 11, 2007, I hereby make the following statements:

  I am a Senior Metallurgical Engineer with Wardrop Engineering Inc. with a business address at 800 – 555 West Hastings St., Vancouver, BC, V6B 1M1.

  I am a graduate of the University of the Witwatersrand, Johannesburg, South Africa. (M. Eng., 1979).

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration #31031).

  I have practiced my profession continuously since graduation, except during the years 2000 to 2004.

  My relevant experience includes working as Mill Manager at Bracken, Leslie, and Beatrix gold mines (South Africa), and as Metallurgical Manager for Gencor (South Africa) directing various gold-related projects and investigations. I have worked on various gold engineering design studies while employed with Fluor Daniel Wright Ltd., Kilborn Engineering Pacific Ltd., and Wardrop Engineering Inc.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  I am responsible for Section 16 of this “Technical Report on the Taurus Deposit – Liard Mining District, B.C.“, dated June 11, 2007.

  I have no prior involvement with the Property that is the subject of the Technical Report, other than performing a metallurgical review for the Taurus Deposit on behalf of American Bonanza in January 2006.

  As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  I am independent of the Issuer applying the tests set out in Section 1.5 of National Instrument 43-101.

  I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 11th day of June 2007 at Vancouver, British Columbia.

“Original Document, Revision 02 signed and
sealed by Marinus Andre de Ruijter, P.Eng.”
Marinus Andre de Ruijter, P.Eng.
Senior Metallurgist
Wardrop Engineering Inc.

Cusac Gold Mines Ltd.	69	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

2 2 . 0 R E F E R E N C E S

Beaton, A. (1994): Report on the Proposed Exploration Programme, International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Company Report for International Taurus Resources Inc.

Broughton, D. and Masson, M. (1996): Report on 1995 Exploration Program on the Taurus Project, B.C., NTS 104P/5, Unpublished Report for Cyprus Canada Inc.

Cavey, G. , Gunning, D. and Wild, C.J. (2005): Technical Report on the Taurus Project, Liard Mining District, British Columbia for International Taurus Resources Inc., American Bonanza Gold Mining Corp., Fairstar Exploration Inc, and 0710887 BC Ltd.

Cusac Gold Mines Ltd. (May, 1999), Taurus PRoject, Unpublished Company Report.

Cyprus Canada Inc. (1995): Due Diligence Summary, Taurus Project, B.C., Unpublished Company Report.

Glover, M.J. (1999): Trenching Report, Highgrade and Hillside Claims, 93-2 Vein Area, 1999 Field Season, Cusac Gold Mines, Taurus Option, Unpublished Report.

Gunning, M.H. (1988): Gold Distribution in the Taurus Mine Quartz Veins; Exploration in British Columbia 1987, Part B, B.C. Ministry of Energy Mines and Petroleum Resources, pages B95-B105.

International Taurus Resources Inc. (1999): Taurus Project, Unpublished Company Report.

Laing, D.C. (1996): Cyprus Canada Inc Scoping Study, Taurus Gold Project, Mineral Resources Development, Inc., Unpublished Report for Cyprus Canada Inc.

Nelson, J.L. and Bradford, J.A. (1993): Geology of the Midway – Cassiar Area, Northern British Columbia (104O, 104P); B.C. Ministry of Energy, Mines and Petroleum Resources, Bulletin 83.

Palmer, K. and de Ruijter, A. (2006): Report to American Bonanza Gold Corporation: Technical Report on the Taurus Project, Liard Mining District, British Columbia, Resource Estimate and Metallurgical Review; Wardrop Engineering Inc, 77 pages.

Spencer, B.E. and Bridge, D.J. (1995): Summary Report on the 1994 Exploration Programme, International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Report for International Taurus Resources Inc.

Spencer, B.E. (1994): Report on the 1993 Exploration Programme, International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Report for Hera Resources Inc.

Taurus Mine (1986): Metallurgical year end balance sheet, courtesy G. Hawthorn.

Trenaman, R.T. (1995): Report on the International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Report for International Taurus Resources Inc.

Cusac Gold Mines Ltd.	70	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.

Trenaman, R.T. (1979): Report on the Diamond Drilling Programme on the Taurus Gold Property, Cassiar, British Columbia, Unpublished report for United Hearne Resources Ltd.

Trenaman, R.T. (1997): Report on the 1996 Exploration Program – Taurus Project, Cassiar, British Columbia, Unpublished Report for International Taurus Resources Inc.

Wells, R.C. (2003): Geological, Geochemical, and Interpretive Report on the Taurus Property, Unpublished Report for Navasota Resources Limited.

Wells, R.C. (2004): Report on the 2003 Drilling Program on the Taurus Property, Unpublished Report for Navasota Resources Limited.

Westcoast Mineral Testing, Test results from Taurus samples. Unpublished memos and test result reports.

Westervelt, R.D. (1994): A Summary Review Report on the Table Mountain Gold Property, Cassiar, British Columbia for Cusac Industries Ltd.

Wild, C.J. (2003): Report on Exploration Activities on the Taurus Property, Unpublished Report for Navasota Resources Ltd.

2 2 . 1 W E B S I T E S

http://ebony.gov.bc.ca/mapplace/maps/minpot/titles.mwf

Cusac Gold Mines Ltd.	71	0753250100-REP-R0001-02
Technical Report on the Taurus Deposit – Liard Mining District, B.C.